SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE OF 1934

The Resourcing Solutions Group, Inc.
(Name of Small Business Issuer in Its Charter)

State of Nevada	83-0345237
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7621 Little Ave., Suite 101, Charlotte, North Carolina 28226
(Address of Principal Executive Offices)

Issuer’s telephone number     (704) 643-0676

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of class)

Certain statements in this Registration Statement relate to management’s future plans and objectives or to future economic and financial performance. Although any forward-looking statements made here are, to the knowledge and in the judgment of our management, expected to prove true and come to pass, management is not able to predict the future with any certainty. Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual performance and financial results to differ materially from any projection, estimate or forecasted results. Certain events or circumstances could cause actual results to differ materially from those forecasted results. Forward-looking statements are based on management’s knowledge and judgment as of the date of this Registration Statement and we do not intend to update any forward-looking statements to reflect events occurring or circumstances existing hereafter .

Unless otherwise indicated, “the Company”,” we”, “us” , “our” as used in the Registration Statement refer to the business of The Resourcing Solutions Group, Inc. and its consolidated subsidiaries.

PART I

ITEM 1.  DESCRIPTION OF  BUSINESS

 General

 The Resourcing Solutions Group, Inc. is a workforce management solutions company that provides human resources, professional employer organization (“PEO”) and insurance products and services in areas such as payroll, employee benefits, workers’ compensation insurance programs, staffing, compensation, recruiting and retention to small and medium-sized businesses and non-profit organizations.  In 2008 we will add to our menu of products and services by either forming or acquiring a wholly-owned, commercial property and casualty insurance company. Our workforce management and PEO products and services are marketed under the name AsmaraHR ℠ . Our insurance products are marketed under Consolidated Benefits, Inc. Our headquarters are in Charlotte, North Carolina, and we have regional operations centers in Pittsburgh, Pennsylvania, Auburn, Maine and Mobile, Alabama and sales and client services centers in Houston and El Paso, Texas; Winchester, Virginia; and Raleigh, North Carolina. We serve clients along the Eastern seaboard and across the Gulf of Mexico of the United States. Through a variety of workforce management and insurance services and products, we work with a client base ranging from  small businesses   up to 500 employees.

We were incorporated in the State of Nevada on December 9, 2002 and have been in continuous operation since that time. Our principal executive and administrative offices are located at 7621 Little Ave., Suite 101, Charlotte, North Carolina, where we occupy 5,988 square feet of leased office space. Our telephone number is (704) 643-0676. We have 29 full-time employees: 5 in Auburn, Maine, 3 Pittsburgh, Pennsylvania, 4 in Winchester, Virginia, 2 in Raleigh, North Carolina, 3 in Mobile, Alabama and 12 in Charlotte, North Carolina. None of  our employees is represented by a labor union. We believe our employee relations are good. Our  regional office in Auburn, Maine is our primary payroll operations center, our regional offices in Pittsburgh, Pennsylvania and Mobile, Alabama is our primary employee benefits administration center. Our Charlotte, North Carolina office is our primary accounting, insurance, information technology and executive management center as well as our back-up operations center. Each office also has sales and customer service.

 PEO Industry

The PEO industry began to evolve in the early 1980s largely in response to the burdens placed on small and medium-sized employers by an increasingly complex legal and regulatory environment. While various service providers were available to assist these businesses with specific tasks, PEOs emerged as providers of a more comprehensive range of services relating to the employer/employee relationship. In a PEO arrangement, the PEO assumes broad aspects of the employer/employee relationship. Because PEOs provide employer-related services to a large number of employees, they can achieve economies of scale that allow them to perform employment-related functions more efficiently, provide a greater variety of employee benefits and devote more attention to human resources management.

We believe the key factors driving demand for PEO services include:

•	the focus on growth and productivity of the small and medium-sized business community in the United States, utilizing outsourcing to concentrate on core competencies;

•	the need to provide competitive health care and related benefits to attract and retain employees;

•	the increasing costs associated with health and workers’ compensation insurance coverage, workplace safety programs, employee-related complaints and litigation; and

•	complex regulation of employment issues and the related costs of compliance, including the allocation of time and effort to such functions by owners and key executives.

A significant factor in the development of the PEO industry has been increasing recognition and acceptance of PEOs and the co-employer relationship by federal and state governmental authorities. AsmaraHR ℠ and other industry leaders, in concert with the National Association of Professional Employer Organizations (“NAPEO”), have worked with the relevant governmental entities for the establishment of a regulatory framework that protects clients and employees, discourages unscrupulous and financially unsound companies, and promotes further development of the industry.

Currently, 31 states have enacted legislation either recognizing PEOs or requiring licensing, registration, or certification, and several others are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. State regulation assists in screening insufficiently capitalized PEO operations and helps to resolve interpretive issues concerning employee status for specific purposes under applicable state law. Though these laws vary between the states, generally the states have imposed minimum standards for a PEO’s net worth. The most restrictive state in which we currently operate requires a minimum of $100,000 net worth as determined by an annual audited balance sheet. Failure of a PEO to meet these requirements requires the posting of secondary collateral with the State such as a letter of credit or a bond which may be used to satisfy any unpaid tax or insurance liability.  States also preclude a PEO from offering self insured health insurance plans to its client employees.  The cost of compliance with these regulations is not material to our financial position or results of operations.

 Our Business

We began our entry into the human resource outsourcing (“HRO”) market through the April 2003 acquisition of certain assets of Asmara, Inc, a Professional Employer Organizations (“PEO”) located in North Carolina. In December 2004 we  acquired substantially all the assets of Beneorp Business Services, Inc., a PEO based in Dallas, TX, and sold all the issued and outstanding shares of Asmara Services I, Inc..  In January 2005, we acquired substantially all the assets of Rossar HR, LLC, a Pittsburgh, Pennsylvania based PEO. In January 2006, we acquired the stock of Piedmont HR; Inc a northern Virginia based company providing administrative services to PEO’s. Also in January 2006, we acquired the outstanding stock of United Personnel Services, Inc.  Maine-based PEO. In April 2006, we acquired the outstanding stock of World Wide Personnel Services of Maine, Inc., a Maine- based PEO.  In October 2006, we acquired assets of Capital Resources, LLC a North Carolina HRO company. In June 2007, we acquired all the stock of World Wide Personnel Services of Virginia, Inc, a PEO operating in the northern Virginia.

The acquisition of these companies solidified the eastern and southern geographic regions of our operational footprint. We continue to focus our efforts on the PEO and Administrative Services Organization (“ASO”) sectors of the HRO industry, providing human capital management solutions to small and medium sized business clients within the United States. Through its PEO and ASO business unit, we market to our clients, typically small  businesses with between five (5) and five hundred (500) employees, a broad range of products and services that provide an outsourced solution for the client’s Human Resources (“HR”) needs. Robert W. Baird & Co. citing the US Census Bureau and HRO Today  estimates indicate that this “middle market” opportunity encompasses approximately 100,000 small to medium-sized businesses employing over 40 million people in the United States.

We operate through various wholly owned subsidiary corporations acquired through the above describes acquisitions. The Resourcing Solutions Group, Inc. owns all the issued and outstanding stock of the following corporations, which are operated as wholly-owned subsidiaries:

Asmara Services II, Inc.
Asmara Benefits Inc
United Personnel Services, Inc.
World Wide Personnel Services of Maine, Inc
World Wide Personnel Services of Virginia, Inc
Piedmont HR, Inc.
Consolidated Services, Inc.

Additionally, World Wide Personnel Services of Maine, Inc. operates a wholly- owned subsidiary, World Wide Personnel Services of Alabama, Inc., an Alabama corporation.

The Following is a corporate organizational chart as of October 2007 showing both the existing companies and the structure of the proposed insurance companies.

The Resourcing Solutions Group, Inc. (Necvada Corporation)
Human Resource Division (AsmaraHR)
World Wide Personnel Services of Maine, Inc (Maine Corporation)
Asmara Services II, Inc. (North Carolina Corporation)
World Wide Personnel Services oF Virginiia, Inc. (Virginia Corporation
United Personnel Services, Inc (Maine Corporation)
Piedmont HR Inc. (Virginia Corporation)
World Wide Personnel Services of Alabama, Inc. (Alabama corporation)
Insurance Division
TRSG Insurance (Proposed)
TRSG Premium Finance Company (Proposed)
Consolidated Services, Inc. (Maine Corporation)
Asmara Benefits, Inc. (North Carolina Corporation)

 All PEO clients execute a Client Service Agreement (“CSA”). The CSA generally provides for an on-going relationship, subject to termination by us or the client upon 30 or 60 days written notice or upon shorter notice in the event of default. The CSA establishes our comprehensive service fee, which is subject to periodic adjustments to account for changes in the composition of the client’s workforce, employee benefit election changes and statutory changes that affect our costs.

The CSA also establishes the division of responsibilities between the us and the client as co-employers. Pursuant to the CSA, we are responsible for personnel administration and are liable for certain employment-related government regulations. In addition, we assume liability for payment of salaries and wages (as well as related payroll taxes) of our worksite employees and responsibility for providing specified employee benefits to such persons. These liabilities are not contingent on the prepayment by the client of the associated comprehensive service fee and, as a result of our employment relationship with each of our worksite employees, we are liable for payment of salary and wages to the worksite employees as reported by the client and are responsible for providing specified employee benefits to such persons, regardless of whether the client pays the associated comprehensive service fee. The client retains the employees’ services and remains liable for the purposes of certain government regulations, requires control of the worksite or daily supervisory responsibility or is otherwise beyond our ability to assume. A third group of responsibilities and liabilities are shared by us and the client where such joint responsibility is appropriate. The specific division of applicable responsibilities under the CSA is as follows:

The Company

•	Payment of wages and salaries as reported by the client and related tax reporting and remittance (local, state and federal withholding, FICA, FUTA, state unemployment);

•	Workers’ compensation compliance, procurement, management and reporting;

•
Compliance with COBRA, HIPAA and ERISA (for each employee benefit plan sponsored solely by us), as well as monitoring changes in other governmental regulations governing the employer/employee relationship and updating the client when necessary; and

•	Employee benefits administration of plans sponsored solely by us

Client

•	Payment, through us, of commissions, bonuses, paid leaves of absence and severance payments;

•	Payment and related tax reporting and remittance of non-qualified deferred compensation and equity-based compensation;

•	Assignment to, and ownership of, all client intellectual property rights;

•	Compliance with OSHA regulations, EPA regulations, FLSA, WARN, USERRA and state and local equivalents and compliance with government contracting provisions;

•	Compliance with the National Labor Relations Act (“NLRA”), including all organizing efforts and expenses related to a collective bargaining agreement and related benefits;

•	Professional licensing requirements, fidelity bonding and professional liability insurance;

•	Products produced and/or services provided; and

•	COBRA, HIPAA and ERISA compliance for client-sponsored benefit plans.

Joint

•	Implementation of policies and practices relating to the employee/employer relationship; and

•
Compliance with all federal, state and local employment laws, including, but not limited to Title VII of the Civil Rights Act of 1964, ADEA, Title I of ADA, FMLA, the Consumer Credit Protection Act, and immigration laws and regulations.

 In order to more fully serve our clients and to create multiple revenue streams, we determined that we needed to become a full service insurance agency. Our clients are consumers of multiple insurance products which we administer on their behalf. In order to better serve our clients , in September 2006 we, acquired Consolidated Services, Inc.,  a full service insurance agency licensed to operate in states where we have clients.

 We provide our services through a highly automated modular human resource information system that works in conjunction with a flexible payroll and tax filing system. The systems combined with superior client services resulting from our corporate expertise in human resources, payroll, employer tax administration, employee benefits and commercial insurance allows us to be a “one-stop shop” for a clients work force management needs.     We provide products as a modular system that can be applied as a complete integrated system or any combination of separate modules. These modules provide distinct but related products and services. The following are the major modules:

Payroll administration
Employment tax filings
Health, Welfare and Retirement plans and administration
Workers’ Compensation Insurance and administration
General Property & Liability Insurance
Human Resource Consulting
Web-based Human Resource Information Systems
Employee Training and Development
Workplace Risk and Safety Consulting
Government Compliance Consulting

In general, our market consists of the small-  business community with 500 or fewer employees. According to the US Small Business Administration (SBA), approximately 60 million people are employed by companies with fewer than 100 employees. This is half of the U.S. workforce and truly the backbone of the U.S. economy.

HR Products

 The target companies desire to reduce their administrative costs and burdens and to focus on their core business concerns, not on the mundane administrative and human resource activities that are common to all industries. Additionally, many small- to medium-sized companies have begun to experience difficulty in procuring workers’ compensation and group health insurance coverage on a cost-effective basis. The deepening complexity in the legal and regulatory environment cause target market companies to require guidance from various service providers, such as payroll processing firms, benefits and safety consultants, and temporary staffing firms. As a result, workforce management companies have emerged as providers with comprehensive outsourcing solutions to these burdens..

We market to our clients, a broad range of products and services that provide an out-sourcing solution for the clients’ human resources (“HR”) and insurance needs. Our products and services will initially include benefits administration, payroll administration, and governmental compliance, risk management, unemployment administration, and health, welfare and retirement benefits. By allowing the management of these small- to medium-size business clients to focus on the “business of business” rather than complicated and time consuming administrative tasks , we are well positioned to improve the efficiency of its clients’ businesses and enhance their ability to be profitable in their chosen marketplace.  In addition, such initiatives as improving the ability to attract and retain talent, improving the planning and management of payroll cash flows and managing employment risks should enhance the success of our clients.

Insurance Products

We recognize the need to provide comprehensive insurance services as part of the overall support and administration services offered to clients.  Through Consolidated Services, Inc., (“CSI”), a commercial line insurance agency with branch offices located in various states, we will obtain insurance coverage for our clients. Since our staff holds insurance brokerage licenses, we are able to jointly market our products, employee benefits and worker’s compensation insurance on a “one-stop” basis From the client’s perspective this relieves the client of having to shop for benefits. Since our sales staff holds valid insurance licenses, we are also able to legally review the benefit plans of a prospect. In many situations benefits are the lead into the sale of our human resource product.

 These products offer strong competitive incentives for attracting quality new business.

Employee Benefit Products

 We currently have multiple avenues to provide employee health insurance. For clients who desire their own specific health insurance plan, we have a long standing relationship with a medical, health and dental agency allowing us to retain 60% of all insurance commissions generated from the sale of insurance products. We also can provide large group health coverage rates to small groups utilizing our PEO services through United Health Care, and dental coverage through Guardian Dental.  Additionally, we operate a multiple-employer 401(k) retirement plan for our client companies through Matrix Asset Allocation from Abundance Technologies, Inc..  We  receive a sales commission for new employees entering this plan.

Workers’ Compensation Products

We receive 100% of commission paid on workers’ compensation insurance where CSI is the broker. Currently CSI is admitted as the broker on multiple national, regional and specialized carriers including Guarantee Insurance Company, Texas Mutual Insurance Company, Maine Employers Mutual Insurance Company . We have established relationships with several insurance wholesale agencies where commissions are divided between both companies. This arrangement gives us the ability to market to virtually any employer.

Proposed Insurance Company

In 2008, we propose to add to our menu of products and services by either forming or acquiring a property and casualty insurance company to market traditional commercial lines of insurance through affiliates and through independent insurance agencies.  If such insurance company is formed or acquired, we will then become a single source solution for the human resources, payroll, benefit administration, insurance and risk management responsibilities and challenges faced by employers.  We will provide clients with “one-stop shopping” for multiple, related products through internal and external sales forces in two different industries.

The proposed insurer will begin operations by offering workers’ compensation insurance, the coverage most requested by our clients, in our first year of operation in 2008, adding multiple lines of coverage including commercial property and package policies in 2009, with commercial automobile insurance available in 2010.

This wholly-owned insurance company will provide a stable market for the business insurance needs of select clients that use our  human resources outsourcing and payroll administration services.  The insurer’s policies will be sold through consultants in our human resources outsourcing and payroll division, who will be licensed insurance agents qualified to advise clients on insurance matters.

The insurance company will also market insurance products through a distribution system of non-affiliated independent insurance agencies.  These independent agents will write commercial insurance for businesses that may or may not be potential human resources clients of ours.

The proposed insurer will only write insurance for risks that qualify under its underwriting guidelines, without regard to whether the insurance prospect is or may become a client of our human resources outsourcing and payroll administration products and services.  For risks outside the interest of the proposed insurer, an affiliate, Consolidated Benefit Services, a general insurance agency, or an independent insurance agent will place the insurance with non-affiliated carriers.

The proposed insurance company will have its home office in Charlotte, North Carolina, where all the primary functional areas of an insurer will be located, including marketing, underwriting, claims, information systems, financial, compliance, and administration.  We have already retained as employees the proposed insurer’s senior management including the president and chief executive officer, the chief operating officer and chief financial officer, and the chief underwriting officer. These individuals have many years of industry experience and have worked together before.  They have a thorough knowledge of the operational aspects and work demands required to successfully operate a property and casualty insurance company.

The senior management is currently identifying available insurance company shells, visiting with independent insurance agents, evaluating insurance company information systems, and planning for software links between our payroll administration and insurance company systems.  Technology is a key to our success , and management will implement an integrated system for policy administration, claims handling, premiums receivable, and financial and regulatory reporting.

Marketing Strategy

The proposed insurer will focus on the same target market as our human resources outsourcing and payroll administration division – employers with an employee population of between five and 500.  The insurance company will expand its geographic footprint to serve clients in all our markets and will increase its market penetration as it develops its distribution system of independent insurance agencies in each state it enters.

The insurance company will appoint a select group of the larger, independent insurance agencies who specialize in the commercial market and who have made a major commitment to sell employee benefits products and services.  The proposed insurer’s senior management team has established long relationships with many such agencies.  We will have opportunities to write insurance for mid-market and larger employers through such an agency plant.

The insurance company will have an internal staff of “Special Agents” knowledgeable in both commercial insurance and human resources outsourcing and payroll administration.  Special Agents will encourage, train, and assist independent insurance agents to cross-sell our human resources, payroll, and administrative products and services to the agent’s existing client base.  This process will increase revenues for the independent insurance agent and us.

The customer for products of the insurance company is the independent insurance agent in cases where the policyholder is not a client for our human resources and payroll products and services and both the independent insurance agent and the agent’s client in cases where the policyholder is a client for our other products and services.

In our business model, the proposed insurer will have an advantage in the risk selection process in many instances, in that the underwriter will know the risk.  After all, the risk will have been or will likely be a human resources client of ours.  For example, through our role as payroll administrator or the vendor for risk and safety programs, we will have the information to (1) pre-qualify clients for underwriting eligibility; (2) thoroughly underwrite the risk; (3) provide initial pricing indications; and (4) evaluate the extent of possible risk management oversight.  Moreover, because of this close relationship with the client, the insurance company will be positioned to promptly handle claims and control claims costs.

Synergy is thus created by our three operating divisions -- human resources outsourcing and payroll, general insurance agency, and insurance company -- working together, employing internal and external sales forces, utilizing the right information systems technology -- to make sales and to better serve a growing client base. We will be generating revenues from multiple sources to reach our revenue goals.

Solutions for the Independent Insurance Agent

Independent insurance agents face increasing competition from direct writers and alternative market forms and sources of insurance.  Smaller independent insurance agencies have been disappearing, and consolidation among the remaining independent insurance agencies continues.

The independent insurance agency also faces changes in the way property and casualty insurance is sold.  Trends indicate that the sales of personal lines products will be largely internet driven.  Small commercial accounts may also become internet driven.  Some national and major regional carriers have taken over the servicing of small commercial insurance clients from the independent insurance agency as a strategy to reduce expenses.  Mid-market and larger commercial accounts will however continue to require the expert advice found in the larger, commercially focused independent insurance agencies.

To compete with the direct writers and national brokers, independent insurance agencies must sell more than just property and casualty insurance and provide risk management advice.  The sale of employee benefits products and services has been a good start.  To compete for the long term, the independent insurance agent must do more.  They must provide a wider range of products and act as a one-stop source for products and services to meet as many of the needs of their business clients as they can.

We will help the independent insurance agency to compete for the long term.  Our business goals and objectives dovetail with those of the independent agent.  We and the independent insurance agent will provide that one-stop source to meet the human resources outsourcing, payroll, administrative, and insurance and risk management needs of employers.

Solutions for the Client

Forward-thinking business owners are realizing that there could be significant efficiencies if information from their human resources and payroll administration systems were linked to and employed in the purchase of employment-related services, business insurance, and risk management.  Related products and services that are delivered in one integrated package are more effective and valuable to the client than individual products and services delivered separately through multiple vendors.

Premiums for workers’ compensation insurance are calculated on wages, adjusted by a “modifier”.  The modifier is an experience (usage) factor which follows the employer regardless of the insurance company it purchases coverage from.  Our employee safety training and risk management services will allow the employer to reduce the potential for employee accidents, which will help to control workers’ compensation costs.  Moreover, some insurers give premium credits to employers for an on-going risk and safety program.   Our human resources consulting services will enable the employer to qualify for these credits.

Through our human resources outsourcing services, we can also help the employer to better monitor each work-related injury suffered by employees.  This pro-active process ensures that employees receive the best medical treatment and on-going high quality health care and are on a path leading back to work in the shortest possible time.  Our program is geared toward long-term cost containment so as to minimize workers’ compensation costs.

A client using our payroll administration services will be able to pay workers’ compensation insurance premiums by automatic deduction from a bank account as part of the payroll cycle.  This is not only convenient but such a “pay-as-you-go” premium payment plan allows the payment of premiums on a real-time, actual payroll basis.  This eliminates the potential of a year-end premium audit assessing significant additional premiums due.  In addition, our payroll services will help ensure the proper job classification of employees, where different premium rates apply to employees performing different duties.  Mid-year changes of duties may change the classification of an employee and thus workers’ compensation premiums.  Proper monitoring of duties allows for any mid-year adjustments in classification, thus avoiding year-end premium assessments for improper classifications.

For the proposed insurance company, being close to the client through the activities of affiliates provides additional underwriting advantages.  For example, underwriting guidelines largely ignore an employer’s human resources practices, which may not be known by insurers before a policy is issued.  Human resources practices have a bearing on workers’ compensation claims frequency and severity.  (Where there are poor human resources practices, there are often more problematic workers’ compensation claims filed and less incentive for employees to get well and promptly return to work.)  If an insurer can be close to potential insureds and have knowledge of an employer’s human resources practices, it can better underwrite and price its policies and act as a resource to improve an employer’s human resources practices and overall risk management efforts.

Competitive Position

The HRO and PEO sector of the industry is highly fragmented.  The primary competition is other HRO’s and PEO’s, insurance agents, and fee-for-service providers such as payroll processors and human resources consultants.

The key competitive factors in the HRO industry are breadth and quality of services, price, reputation, financial stability, and choice, quality, and cost of benefits. We will compete through our ability to provide a full-service human resources outsourcing solution using a variety of delivery methods best suited to the individual client with an emphasis on leveraging technology.

Smaller HRO’s and PEOs which do not have the capital to meet increased collateral requirements for group health insurance and workers’ compensation insurance providers will be exiting the industry.  HRO and PEO firms that can meet the capital requirements but do not have their own wholly-owned insurance company capabilities – a stable market -- will not have the competitive edge enjoyed by us.  An increase in costs and a lack of available group health insurance and workers’ compensation insurance is impacting these organizations.

Several national human resource companies provide human resources products and services along with workers’ compensation insurance placed with non-affiliated carriers.  We propose to differentiate ourself from our competitors by providing clients with a stable market for all forms of property and casualty business insurance through a wholly-owned insurance company.  A readily available and stable commercial insurance market is attractive to our clients.  This one-stop-shopping approach to serving our clients creates a significant competitive advantage for us.

The following human resource companies are competitors . These companies however have significantly different business models than we do as they do not control the insurance carrier. Each of these entities are larger and more established. The following company descriptions were obtained from each of the named company’s web sires.

Administaff, Inc - publicly traded stock symbol ASF

Administaff, Inc. is the nation’s leading professional employer organization (PEO), serving as a full-service human resources department for small and medium-sized businesses throughout the United States.

Administaff delivers its personnel management services by entering into a co-employment relationship with a client company and the client company’s existing employees, including the business owner. Under this arrangement, Administaff assumes or shares many of the responsibilities of being an employer.

In addition, Administaff provides the client company and their worksite employees with a wide array of value-added benefits and services not typically available at small businesses.

Gevity, Inc. publicly traded stock symbol GVHR

Thousands of small and mid-sized businesses nationwide leverage the flexibility and scalability of Gevity’s human resources (HR) solution to help them maximize the return on investment in their people.  Essentially, Gevity serves as the full service HR department for these businesses, providing each employee with support previously only available at much larger companies.

ADP Total Source subsidiary of Automatic Data Processing (ADP)) publicly traded stock symbol ADP

As state and federal workplace regulations grew in the 1980s, the Professional Employer Organization (PEO) industry evolved.  ADP TotalSource was in the forefront of that evolution.  Early on we identified the needs of business owners and developed solutions.  In so doing, we built not only a company but an entire industry as well.  From our early role as an industry pioneer, we have emerged as an industry leader, the largest PEO, and the premier provider of integrated PEO solutions.

Oasis Outsourcing – privately held

Oasis is a Professional Employer Organization (PEO) that provides innovative workforce solutions for employment-related functions including Human Resource Services, Payroll Administration, Employee Benefits and Risk Management.  When you partner with Oasis Outsourcing, you’re able to take full advantage of our company’s size, strength and relationship with leading benefits providers.  By offering integrated, cost-effective solutions for your business, Oasis Outsourcing brings remarkable value to your company.

Advantec – privately held

Advantec integrates, develops and supports human resource business process outsourcing (HR BPO) models to meet a variety of client needs. These solutions are Advantec’s co-employment outsourcing (PEO), our administrative services outsourcing (ASO) and our full-service human resources outsourcing (HRO). Components of these solutions include: HR Consulting, HR Workforce Administration, Benefits Administration, Recruiting Solutions, Payroll and Tax Administration Services, Worker’s Compensation and Compliance Consulting.

Selective HR – publicly traded Stock Symbol SIGI

Selective Insurance Group, Inc. is primarily a holding company for seven customer-focused property and casualty (P&C) insurance companies rated “A+” (Superior) and ranked as the 46th largest P&C insurance group in the United States by A.M. Best Co. These companies offer a broad range of insurance and alternative risk management services. Other subsidiaries offer claims, human resources and risk management services. Selective* provides value-added products and services to businesses, public entities and individuals through approximately 850 independent agents in 21 primary eastern and Midwestern states.

Insurance companies generally do not have this close contact with policyholders, which limit the insurer’s ability to assist policyholders.  Through the integration of human resources outsourcing, payroll administration, and insurance and risk management, We and our  wholly-owned insurer have the right business model to get close to the client – to build lasting relationships. We has identified the following insurance companies who participate with non-affiliated human resource companies

Zurich, AIG, SUA, Guarantee Insurance Company, Liberty Mutual and The Hartford. These insurance companies are more established and in some cases very well financed.

Risk Factors

The risks described below are not the only ones we face. Additional risks not presently known to us or that we believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our Common Stock could decline as due to any of these risks. In assessing these risks, reference should be made to the other information contained in this Registration Statement, including our financial statements and related notes.

Risks Related to Our Business That May Affect Our Future Results and the Market Price of Our Common Stock.

We are subject to uncertainties concerning our future financial results.

We have historically generated losses from our operations. There can be no assurance that we will generate revenues from operations, or if we do generate such revenues, whether we will generate profits. Profitability will depend upon many factors, including the success of obtaining future debt or equity financing and the overall success of our business operations. If adequate financial resources are not available, we may be required to materially curtail or cease our operations. Accordingly, our auditors have issued a qualified audit report in which they have expressed a concern about our ability to continue as a going concern.

We do not have any existing bank credit facilities. Our ability to obtain such financing may be limited.

We do not have any existing bank credit facilities. Our ability to obtain such financing may be limited and may have an adverse affect on our results of operations.

 Our capital resources may not be sufficient to meet our capital requirements.

We have historically generated  negative cash flow and significant losses from operations and could experience negative cash flow and losses from operations in the future. Our current and future capital requirements are substantial and, at present, cash generated from operations is not sufficient to meet these requirements. We cannot be sure in the future that cash generated from operations will be sufficient to meet our requirements or that financing will be available at favorable terms when required, or at all. If we are not able to obtain financing, we may not be able to meet our financial obligations to our creditors when they become due and we may have to curtail or cease operations.

We are subject to technology related failures.

All or some of our operations may be adversely impacted, or cease entirely, with a failure in our operating and/or application software or by the inability of any technology vendor to deliver critical data processing services.  Such events may take place despite management’s best efforts to select reliable and financially strong vendors; utilize the latest, most reliable, and most secure technology; protect operating and application software and our data; and provide comprehensive disaster recovery plans and facilities.

 A portion of our business involves assuming certain workers’ compensation risk which could have a material adverse effect on our results of operations and profitability.

A significant portion of our anticipated growth comes from sharing in the workers’ compensation risk of our clients. We purchase workers’ compensation insurance on a combined experience modifier. If a client has a significant injury, it can impact our overall experience modifier thereby increasing our cost of workers’ compensation insurance for all clients. There is risk in this approach in that work-site injuries can significantly impact our financial condition and results of operations.

We assume liability for worksite employee payroll and benefit costs.

Under our client service agreements within PEO contracts, we become a co-employer of worksite employees and assume the obligations to pay the salaries, wages and related benefits costs and payroll taxes of such employees. In the event that a client does not pay us, or if the costs of benefits we provide to the worksite employees exceed the fees our clients pay us, our obligation for such employee payroll and benefit costs could have a material adverse effect on our financial condition and results of operations.

We are exposed to acts of terrorism and other catastrophic events.

We are exposed to interruptions in its operations due to acts of terrorism and other catastrophic events, including extreme weather conditions caused by hurricanes and ice storms.  The insurance company may experience both interruptions in its own operations and incur claims from any number of its policyholders as a result of acts of terrorism and catastrophe weather events, which claims may adversely affect results.  Total claims incurred from catastrophes may exceed the limits of reinsurance purchased by the insurance company, by an amount which could impair the insurer’s capital and surplus and threaten its existence as a going concern.

 The human resources and workforce management industry is intensely competitive with few barriers to entry, which may adversely affect our operations and financial results.

The PEO industry is intensely competitive and fragmented and numerous companies offer competition in this market. We anticipate this competition will continue to increase. There are over 900 companies providing services similar to those we provide, including other PEO organizations as well as “fee for service” companies such as payroll processing firms, insurance companies and human resource consultants. There will be the on-going risk that others may enter this market.  Many of our competitors have substantially greater capital, sales and marketing resources and experience. We cannot provide any assure that we will be able to effectively compete with our current and future competitors.

We have based the insurance company segment of ours business plan on certain assumptions, which may prove to be incorrect.

We formulated our strategies and business plan based on certain assumptions of management regarding the insurance market, our anticipated share of the market, and the estimated acceptance of our specialized insurance products.  There have been no special studies conducted of the insurance market, and there are no plans to do so.  Although members of the senior management team of the insurance company are all knowledgeable and experienced insurance executives with many years in the industry, these assumptions are based on the best estimates of management, and there can be no assurances that any assumptions will prove to be correct.

There are a number of risks generally associated with the property and casualty insurance industry.

Our success will be subject to numerous factors affecting the property and casualty insurance industry over which we may have no control.  The insurance industry is subject to general economic conditions; changes in the laws, rules, and regulations governing the various types of insurance coverage; and legislation and judicial decisions which affect compensability of claims.  Other factors include changes in the industry; increased levels of competition, including the entry of additional competitors and increased success by existing competitors; increases in operating costs; and changes in regulation by the Federal government and each state.

The insurance industry is highly cyclical.

The property and casualty insurance industry has historically experienced cycles that are roughly tied to interest rates, particularly with respect to interest earned on premium reserves.  When interest rates have been high, investment income often more than offset any underwriting losses.  Competition then intensified and premium rate levels were reduced to attract more funds for investment.  When interest rates were low, the insurance market hardened and premium rate levels were increased to address underwriting losses.

There is more risk associated with certain lines of property and casualty insurance, especially workers’ compensation insurance.

Unlike many other types of property and casualty insurance, workers’ compensation insurance does not provide definite dollar limits to potential claims payments.  While most states mandate the use of medical fee schedules and limit claimants to a maximum number of weeks for payment of lost time claims, estimating ultimate claims payments is difficult.  There may also be awards for disfigurement, partial or total permanent disabilities, and attorney’s fees.  Since the amounts payable under workers’ compensation policies may differ substantially, our underwriting results will depend on management’s skill in selecting risks to insure and on controlling payout on claims.  We will have underwriting guidelines and procedures for selecting risks to insure – for workers’ compensation and all other lines of insurance -- but there can be no assurances that these measures will successfully limit the frequency of claims and exposures to catastrophic claims.

Insurance companies are highly regulated, which may have an impact on operations and financial results.

Property and casualty insurance companies are highly regulated by state and Federal regulatory agencies with broad powers to invoke changes that could materially affect our business plan and results of operation.  Extensive laws, rules, and regulations in each state govern many aspects of an insurance company’s operations including, but not limited to, company licensing, establishment of premium rates; the insurer’s participation in residual markets such as assigned risk pools and other residual market mechanisms; transfer of control of an insurance company; and payment of dividends.  Changes in such laws, rules, and regulations or the adoption of new laws or consumer initiatives regarding premium rates charged or other matters, could have a material adverse impact on the operations of the proposed insurance company.  There are no assurances that licenses to operate as an insurance company can be secured in the timeframe proposed or can be maintained in each state contemplated in the business plan.

Insurance laws, rules, and regulations vary by state but grant broad powers to regulators to examine and supervise insurance companies, insurance holding companies, and companies having insurance company affiliates, including us.  Regulators have oversight responsibilities that may be applied to every significant aspect of an insurer’s operation.  For example, regulators require insurance companies to maintain minimum standards of business conduct and financial solvency; meet certain financial tests; file information reports; and seek prior approval of certain changes in control of licensed insurance companies and their direct and indirect parents and affiliates.  In addition, regulators may require prior approval of certain transfers of assets and business transactions among affiliates.  Such statutes generally mandate that transactions among affiliates have terms no more or less favorable than the same transactions between parties negotiating at arm’s length.

Many states have laws, rules, and regulations which restrict an insurer’s underwriting discretion, such as the insurer’s ability to reject insurance coverage on individual or classes of risks, to increase premium rates, to terminate policies, and to terminate agents, which may adversely affect operations and financial results.  These laws are designed to protect policyholders rather than investors in a company owning an insurer.

State insurance regulators also administer statues governing insurance agents and brokers, including commissions paid by insurers to their insurance agent and broker representatives.  There can be no assurances that we will be able to pay competitive commission rates to agents and brokers or be able to make adjustments in commissions schedules quickly in response to competitive pressures.

 The proposed wholly-owned insurance company will have limited ability to declare dividends to its parent company.

Regulators also have statutory oversight of insurer’s ability to pay dividends to stockholders or to a parent company.  Dividends that can be paid by an insurance company to a parent company may be subject to prior approval, may not be approved, or may be limited to a certain amount at the discretion of the regulator.  Thus moneys invested by us for the capital and surplus of the proposed wholly-owned insurance company may not later be available to us if the insurer is unable to pay a dividend.  Cash would not then be available to the parent to pay dividends to investors, for operating expenses, or for other corporate purposes.

The insurance industry is highly competitive due to the number of participants in a vast market.

The proposed property and casualty insurance company will compete with both large national and smaller regional insurers for agents and policyholders.  Many competing insurance companies are larger and have far greater financial resources, name recognition, and marketing capabilities than us.  Our competitors may offer lower premium rates to policyholders and pay higher commissions to agents.  Although management believes that our business plan is differentiated from the competition and that our business model is well suited to our intended market, there can be no assurances that current or future competitors, most of whom are larger and better financed, will not initiate similar plans and operations.

Management believes the principal competitive factors affecting our insurance business are price; service to agents, policyholders, and claimants; agents’ commissions; and the financial strength and stability of the insurer.  We will be competing with larger organizations for potential policyholders and for the support and efforts of independent insurance agents to market its insurance products.  We believes we can compete successfully notwithstanding such factors, but there can be no assurances that management’s efforts will be successful.

The proposed property and casualty insurance company will need additional capital to expand.

The operation of an insurance company is necessarily a capital intensive endeavor.  Insurance regulators set limits to the amount of premiums that an insurer can write relative to statutory capital and surplus, which limits may vary from state to state.  The premium volume that can be written is usually a multiple of an insurer’s statutory capital and surplus. Such restrictions on leverage are designed to protect policyholders and to make sure the insurance company is able to withstand unexpected losses from claims.

To execute the business plan for the next five-year period, the insurance company will require additional infusions of capital to write the amount of premiums anticipated while maintaining statutory capital and surplus requirements.  Even maintenance of the statutory minimums cannot guarantee profitability.  Unforeseen difficulties may require additional funds.  We may encounter difficulty in obtaining additional funds at favorable terms or may not be able to secure additional financing at all.  Since the insurance company’s growth and the amount of insurance premiums it may sell are directly tied to its statutory capital and surplus, lack of needed financing could limit premium writings.

Ratings by insurance analysts may impact the insurance company’s ability to expand.

The sales of insurance products can depend to some extent on the rating or lack of a rating of an insurance company, by a recognized insurance analyst or rating agency.  An example of such a rating is the Best’s Rating issued by the A. M. Best Company, Inc.  Ratings generally reflect the analyst’s evaluation of the insurer’s balance sheet, quality of the insurer’s investment portfolio, adequacy of capital and surplus compared to premium volume, underwriting results over time, the strength of our management, and often the sheer financial size of the insurer.

The lack of a rating or sufficiently high rating may adversely impact our ability to write insurance premiums and thus limit our growth.  We will be competing with large national insurers with significant financial resources.  There are no assurances that the proposed insurance company will be able to qualify for or to maintain an acceptable insurance company rating to enhance its ability to compete in the marketplace.

We will depend on independent insurance agencies.

Management believes that satisfactory marketing arrangements can be established and maintained with independent insurance agencies which will enable us to execute our business plan.  Although members of senior management have long relationships with a number of the larger independent insurance agencies having a focus on commercial insurance, for our proposed property and casualty insurer, each relationship will be new, and there can be no assurances that we will be successful in finalizing or maintaining such relationships.  The relationship of ours with independent insurance agencies and agents will be critical to our success.

The insurance company will depend on other third parties.

We will also rely on third party vendors to conduct our operations.  Such vendors include claims adjusters, medical bill review firms, and firms that provide information technology support. Our operations will be adversely impacted if any of these vendors are unable to perform their duties as expected.

The insurance company will be exposed to underwriting risks.

Underwriting risk for an insurance company is the uncertainty that premiums collected from insureds will be sufficient to cover claims and claims adjusting expenses incurred by the insurer.  Each application for insurance must be thoroughly evaluated and researched to assess the potential for loss frequency and severity.  To facilitate this process, we will enforce adherence to a set of underwriting guidelines that rely on best practices, actuarial studies, and market research designed to reduce the exposure to adverse loss experience.  It is impossible, however, to eliminate the underwriting risk inherent in an insurance company.  We intends to reinsure all of our policies, but such reinsurance does not relieve us of our liability if the reinsurance company does not or cannot pay its obligations to us.

Claims and claims adjusting expenses may be higher than expected.

The financial projections in the business plan for expected insurance claims and claims adjusting expenses are based largely on historical industry experience in the lines of insurance and in the states where we will conduct our business.  Claims payments or “losses” are payments made to claimants for benefits due under an insurance policy.  Claims (or “loss”) adjustment expenses are expenses associated with settling claims including legal and other fees and expenses such as investigation, travel, and clerical costs.  Our success will depend upon the ability of management to reduce amounts payable on claims and to correctly estimate the amount of such payments and establish appropriate reserves for these amounts.  We may incur claims and claims adjustment expenses higher than anticipated.

Reserves for claims and claims adjusting expenses may not be adequate.

We must establish a liability for claims and claims adjusting expenses incurred for both claims that are known and claims that have not yet been reported as of the end of a financial reporting period.  Reserve estimates are based on the facts of each claim, historical information, economic conditions, expectations on inflation, legislative and legal developments, and general trends in claims frequency and severity.  Despite management’s best efforts in the management of claims, there can be no assurances that our reserves for claims and claims adjusting expenses will prove to be adequate.  Reserves for claims and claims adjusting expenses at the end of any reporting period may not be adequate to meet future unexpected claims payments.  Any changes to reserves applicable to prior financial reporting periods would be reflected in the current reporting period.

The insurer may not be able to purchaser reinsurance to adequately limit potential losses.

The insurance company will purchase reinsurance coverage (an insurance policy for insurance companies) to limit the insurer’s losses resulting from claims experience.  Reinsurance is usually secured to guard against higher claims frequency and catastrophic losses which could severely impact the insurer’s operating results and capital and surplus.

Reinsurance is a contractual arrangement whereby one insurance company (the “assuming reinsurer” or “reinsurer”) agrees to assume all or part of the underwriting risk undertaken by another insurance company (the “ceding insurer”).  Reinsuring risk is a common insurance industry practice.  The parties agree upon a division of the risk and a division of the premiums.  In most cases, the ceding insurer agrees to pay all claims up to an agreed upon amount and to pay reinsurance premiums to the reinsurer, from which the reinsurer will pay claims above that amount.  Reinsurance premiums represent the cost of reinsurance, which cost is driven by market forces including profitability of the reinsurance industry, the line of business being reinsured, and the claims experience of the ceding insurer.

Obtaining reinsurance, however, does not absolve the ceding insurer from liability.  If the reinsurer does not or cannot pay (due to insolvency of the reinsurer) its agreed upon portion of loss, the ceding insurer is responsible for the entire loss.  There can be no assurances that we will be able to secure or maintain adequate reinsurance protection at an affordable reinsurance premium rate.  The lack of reinsurance could adversely affect underwriting results

There may be instances where reinsurance does not cover claims incurred by the insurer.  Total claims from catastrophic events, such as acts of terrorism or extreme weather, may be so great that the amount exceeds the limits of reinsurance purchased by the insurer.  The insurance company would then be liable for this entire excess amount, which could impair the insurer’s capital and surplus or threaten the insurer’s existence as a going concern.

We will be subject to assessments from residual markets.

As a cost of doing business, insurance companies writing certain lines of insurance are required to participate in residual market mechanisms generally designed to provide coverage for consumers who are unable to obtain insurance in the voluntary market.  Lines of business having such residual market mechanisms include property, workers’ compensation, and automobile insurance.  Insurance companies participate in the administration and the profit or loss associated with policies written in the residual market.

The operating results of residual market mechanisms generally result in a financial loss, which burden must be shared by insurers based on their percentage share of the market in that line of business and in that state.  Assessments on insurers are made by a residual market mechanism to recoup losses.  Assessments can be significant, such as those for workers’ compensation insurance in certain states, and insurance companies are not always able to offset assessments through increased premium rates.  We may have little or no control over residual market mechanisms and their plans of operation.  Assessments can adversely effect our operating results.

We will be subject to assessments from state guaranty associations that respond to the insolvency of insurers.

As a cost of doing business, insurance companies are required to participate in state guarantee associations in order to fund liabilities to policyholders and claimants of insolvent insurance companies.  Assessments typically range from 1% to 2% of premiums written by an insurer.  Since the likelihood and amount of any particular assessment cannot be determined until an insolvency has occurred, potentially liabilities for specific assessments may be more than expected.

We are subject to extensive  federal, state and local regulation.

The PEO industry as whole and our business in particular are subject to numerous federal state and local laws and regulations relating to labor, tax and employment matters. Because of our co-employer relationship with client worksite employees, we assume obligations and responsibilities of an employer under these laws and regulations. Approximately 31 states have laws regarding the recognition, licensing, certification or registration requirements for PEOs. These laws generally provide for monitoring the fiscal responsibility of PEOs and for governing the employment relationship for unemployment, workers’ compensation and other purposes. We may not be able to satisfy licensing requirements or other applicable regulations for all states. There can be no assurance that we will be able to renew our licenses in the states in which we currently do business.

 We have credit risk that clients may dispute financial transactions.

We have a risk that payments from clients may be reversed after a payroll has been processed. We utilize the Automated Clearing House (“ACH” ) functionality of financial institutions in order to receive payment from clients. A client generally has three days from our initiating an ACH transaction to dispute that transaction. We process a payroll for the client before the three day window lapses. We would be liable for paying the employees even if the client disputes the ACH transaction.

We are dependent upon our key sales, marketing and executive personnel.

We are particularly dependent upon our executive personnel. We believe that our success will depend in part upon our ability to retain these skilled individuals, the competition for which is intense. The failure to retain key management personnel could harm our business.

Particular Risks Related to Our Common Stock.

There is currently no public market for our Common Stock.

At the present time, our Common Stock is not traded  on the over-the-counter market. We intend to seek the qualification of our Common Stock for quotation on the OTC Bulletin Board; however, only a market-maker may apply to the NASD to have our Common Stock qualified for quotation on the OTC Bulletin Board. If and when such qualification is obtained, for which there can be no assurances, we anticipate that the price of our Common Stock is likely to be volatile. Our results of operations, as well as general stock market conditions, could adversely affect the price of our Common Stock. In addition, short term trading strategies of certain investors can also have a significant effect on the price of our Common Stock.

We do not expect to pay dividends

We have never paid any cash dividends on our Common Stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for funding our business Therefore, you may not receive any return on an investment in our Common Stock in the form of cash dividends.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS .

You should read the following discussion in conjunction with our Consolidated Financial Statements and related Notes included elsewhere in this  registration statement. Historical results are not necessarily indicative of trends in operating results for any future period.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Our revenue is attributable to fees for providing employment services and commissions for the sale of insurance products. Our revenues are primarily dependent on the number of clients enrolled, the resulting number of worksite employees paid each period.

Our revenue is recognized in three distinct categories, two categories are for service fees and the third is for the sale of insurance products:

For service fee income, we typically enters into agreements for either;
a fixed fee per transaction (e.g., number of payees per payroll);
a fixed percentage of gross payroll;

When we account for revenue that is a fixed percentage of gross payroll it is accounted for in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. Our revenues are derived from our billings, which are based on:
the payroll cost of our worksite employees; and
a markup computed as a percentage of the payroll cost.

In determining the fixed percentage markup component of the billings, we consider our estimates of the costs directly associated with our worksite employees, including payroll taxes and workers’ compensation costs, plus an acceptable gross profit margin. We invoice the billings concurrently with each periodic payroll of our worksite employees. Revenues, which exclude the payroll cost component of billings, are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. We include revenues that have been recognized but not invoiced in unbilled accounts receivable on our consolidated balance sheets.

When our markup is computed as a percentage of payroll cost, revenues are also affected by the payroll cost of worksite employees, which can fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

The primary direct costs associated with our revenue generating activities are:
employment-related taxes (“payroll taxes”);
workers’ compensation claim costs.

Payroll taxes consist of the employer’s portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.

Due to the significance of the amounts included in billings to our clients and its corresponding revenue recognition methods, we have provided the following reconciliation of billings to revenue for the years ended December 31, 2006 and December 31, 2005.

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005

	Reconciliation of billings to revenue recognized:

Billings to clients	$26,091,692	$16,825,320
Less – Gross wages billed to clients	(21,354,418)	(14,584,477)
Total revenue as reported	4,737,274	2,240,843

Total Cost of Sales	3,384,802	1,689,341

Gross Profit	$1,352,472	$551,502

Revenue consists of:
Revenue from fees for service on a fixed percentage	$4,604,385	$2,202,078
Revenue from fees for service on a fixed cost	113,093	38,765
Revenue from insurance commissions	19,796	0
Total revenue as reported	$4,737,274	$2,240,843

Cost of Sales Consists of:
Employer portion of Social Security And Medicare taxes	$1,494,961	$973,196
State and Federal Unemployment taxes	288,899	244,985
Workers’ Compensation Premium	1,234,468	418,991
Other Misc. Expense	366,474	52,170
Total Cost of Sales	$3,384,802	$1,689,341

When we record revenue on a fixed fee per transaction only that fee is recorded as revenue. When we record revenue for the sale of insurance products only the commission paid by the insurance carrier is recorded as revenue.

Revenue for the year ended December 31, 2006 was $4,737,274 compared to revenue of $2,240,843 for the year ended December 31, 2005. The increase in revenue is   a direct result of the acquisition of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc.The revenue increase attributable to the WW and United acquisitions from the date acquired April 1, 2006 and January 1, 2006 respectively, to December 31, 2006 was $3,123,848. Excluding the WW and United revenue, revenue decreased to $627,417 compared to 2005.

Cost of Sales for the year ended December 31, 2006 was $3,384,802 compared to $1,689,341 for the year ended December 31, 2005. The Cost of Sales increased primarily resulting from the acquisition of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc. The Cost of Sales as a percentage of revenue decreased from 75% for the year ended December 31, 2005 to 71% for the year ended December 31, 2006. The decrease in the percentage is attributable to increased sales of our products other than PEO services.

General and Administrative expenses including operating expenses, facilities, salaries, benefits and professional fees was $1,160,601 for the year ended December 31, 2006 compared to $1,314,928 for the year ended December 31, 2005. The increase was directly attributed to the integration of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc. acquisition.. In addition the increase in expenses was offset by a decrease in expense resulting from a May 2005 reorganization. In May 2005, we sold unprofitable contracts, reduced staff and operating expenses to an appropriate level for the business at hand.  The plan that was  made in May, 2005 drastically reduced management, and operations staff over a period of three months. We realized the full benefit of these cuts  for the year ended December 31, 2006.   We believe that the current and future HR operations can be supported with little or no increase in administrative expenses.  We do believe that our general and administrative expenses will increase in the future due to our registration statement and our SEC reporting requirements in the future.  We also believe that our expenses will increase with our expansion into the insurance business.

Sales and Marketing expenses increased to $48,296 for the year ended December 31, 2006 compared to $39,754 for the year ended December 31, 2005. The increase in cost results from increased commissions paid for the sales of new clients and new products to existing clients.

Depreciation expenses decreased to $60,563 for the year ended December 31, 2006 compared to $62,595 for the year ended December 31, 2005. The decrease is due to our fully depreciating existing assets

Interest expense for the year ended December 31, 2006 was $20,555 compared to $16,422 for the year ended December 31, 2005. The increase is due to short term debt incurred in 2006 and repaid during the same year.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 2006 increased to $703,830 from $255,356 at December 31, 2005. Net cash provided by operating activities for the year ended December 31, 2006 was $601,552 compared to net cash used in operating activities of ($1,547,631) for the year ended December 31, 2005. The increase in cash can be attributed to the net income of $62,457 the increase in intercom any payable, of $472,725 accrued work site employee costs of $401,361  and non cash depreciation of $60,563 offset by an increase in unbilled account receivables of $413,751 and prepaid expenses of $55,297.

Cash used in investing activities was $95,772 compared to net cash provided by investing act ivies of $862,112 for the year ended December 31, 2005. The net cash used in investing activities can be attributed to the issuance of Letters of credit for the set up of an insurance captive, offset by the cash acquired in the United and World Wide acquisitions.

Cash used in financing activities was $66,306 compared to net cash provided by financing activities of $246,053 for the year ended December 31, 2005.  The net cash used was for the repayment of notes payable.

 As part of its goal to bring us to profitability , we have developed an aggressive marketing strategy as well as an investment to significantly upgrade its HRIS (Human Resource Information System) capabilities to service its current and prospective clients. This plan includes hiring and training the sales team as well as marketing our services through the sale of insurance products. We have successfully negotiated joint marketing programs to market our products and services. During the year ending December 2006 we have increased our sales force resulting in an increased client base.

To further our growth we are seeking to either acquire or form a property and casualty insurance carrier. This carrier will be operated out of our corporate headquarters in Charlotte, North Carolina. In order to capitalize the proposed insurance carrier and to fund other acquisitions we have obtained a Term-Sheet and “best-efforts” Selling Agent’s Agreement with Bridgestream Partners, LLC to raise $72 million in investmentn capital for us.  We will issue Preferred  Series “B: Stock to investors..  Management believes this investment will allow it to expand operations sufficiently to to achieve profitability and positive cash flow.

In addition to an aggressive organic growth strategy, we continue to evaluate potential acquisitions. We are seeking to increase its market share in areas contiguous to its existing operations. With the implementation of the HRIS system, we have increased  our operational capability. Increased market share through acquisition will more fully utilize the HRIS system. Currently we have negotiate a Letter of Intent for the acquisition of two additional PEO and are finalizing the purchase agreements. Additional acquisitions are in the early stages of negotiations.  Our acquisition strategy is to locate candidates meeting the following profile:
  Successful, entrepreneurial management team in place
  Small, privately held
  Profitable, or nearly so, on existing book of business
  Targeted acquisition multiples are four to five times adjusted EBITDA.
  Growth and expansion potential limited by capital
  Potential to reduce operating costs through consolidation
We believe will be able to add additional clients without significantly increasing our operational staff. The May 2005 reorganization reduced our heavy industry and “blue collar” client base allowing us to expand at a greater pace in other economic sectors which has been our stated goal. The targeted clients to which we are marketing its services have a greater capability to the more automated process integral to the new HRIS system.

Our auditors have expressed a going concern opinion in their audit reports for 2006 and 2005. Management acknowledges the basis for the going concern opinion, given our historical net losses and working capital deficits. However, we have made significant improvements in our operating performance in 2006. We have increased our revenues by approximately 111% compared to 2005, through acquisitions. We believe that we need to continue making acquisition of small PEO business, as well as grow organically for the going concern opinion to be removed. Management believes that it has capacity to expand our operations without adding significant additional overhead for operations. The Companies ability to execute its acquisition strategy and build its marketing plan will depend on its ability to obtain equity financing.

Liquidity is our ability to generate sufficient cash flows from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate financing. Currently, our financing requirements are primarily driven by working capital requirements due to our continued growth. At December 31, 2006, we had $703,830 in cash and cash equivalents. Current liabilities at December 31, 2006 were $2,025,004 compared to current assets of $1,965,994. Going forward, management anticipates that its expected cash flows from operations will not be sufficient to provide the necessary liquidity to support operations, expand its marketing efforts in the next twelve months.

Three Months Ended March 31, 2007 compared to the three months ended March 31, 2006.

This section should be read in conjunction with the Consolidated Financial Statements and related Notes included elsewhere in this report. Historical results are not necessarily indicative of trends in operating results for any future period. Also, the section should be read in conjunction with the section on the comparison of December 31, 2006 to December 31, 2005 as the Company’s procedures and policies are the same.

Due to the significance of the amounts included in billings to the Company’s clients and its corresponding revenue recognition methods, the Company has provided the following reconciliation of billings to revenue for the three months ended March 31, 2007 and March 31, 2006.
	Quarter Ended	Quarter Ended
	March 31,	March 31,
	2007	2006

	Reconciliation of billings to revenue recognized:

Billings to clients	$6,679,488	$2,595,632
Less – Gross wages billed to clients	(5,560,124)	(2,171,514)
Total revenue as reported	1,119,364	424,118

Total Cost of Sales	795,160	315,222

Gross Profit	$324,204	$108,896

Revenue consists of:
Revenue from fees for service on a fixed percentage	$986,475	$419,751
Revenue from fees for service on a fixed cost	113,093	4,367
Revenue from insurance commissions	19,796	0
Total revenue as reported	$1,119,364	$424,118

Cost of Sales Consists of:
Employer portion of Social Security And Medicare taxes	$342,655	$154,893
State and Federal Unemployment taxes	114,225	49,960
Workers’ Compensation Premium	324,508	106,471
Other Misc. Expense	13,772	3,898
Total Cost of Sales	$795,160	$315,222

When the Company records revenue on a fixed fee per transaction only that fee is recorded as revenue. When the Company records revenue for the sale of insurance products only the commission paid by the insurance carrier is recorded as revenue.

Revenue for the quarter ending March 31, 2007 is $1,119,364 compared to $424,118 for the quarter ending March 31, 2006. The increase is primarily due to the acquisition of World Wide Personnel of Maine, Inc and due to increased sales which occurred during 2006. Increases in revenue for fixed cost fees result from organic growth by providing non-PEO human resource products to clients. Revenue increase in insurance commissions reflects the acquisition of Consolidated Insurance Services in September 2006.

Cost of Sales for the three months ended March 31, 2007 was $795,160 compared to $315,222 for the three months ended March 31, 2006. The Cost of Sales increased primarily resulting from the acquisition of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc. The Cost of Sales as a percentage of revenue decreased from 74% for the period ended March 31, 2004 to 71% for the period ended March 31, 2007. The decrease in the percentage is attributable to increased sales of the Company’s products other that PEO services.

General and Administrative expenses including operating expenses, facilities, salaries, benefits and professional fees was $640,830 for the period ended March 31, 2007 compared to $343,508 for the period ended March 31, 2006. The increase is directly attributed to the integration of World Wide Personnel Services of Maine, Inc and United Personnel Services, Inc. acquisition. In addition the Company has incurred increased legal and accounting expenses as it prepares for the spin off from its former parent company. These costs are reflected in the General and Administrative expenses of the Company.

Sales and Marketing expenses increased from $31,547 for the period ended March 31, 2007 compared to $7,285 for the period ended March 31, 2006. The increase in cost results from increased commissions paid for the sales of new clients and new products to existing clients. The Company has increased its sales force and compensates its sales force on a commission. As a result of increased revenue sales costs will also increase.

Depreciation expenses decreased to $10,950 for the period ended March 31, 2007 compared to $14,162 for the period ended March 31, 2006. The decrease is due to the Company fully depreciating existing assets.

Interest expense for the period ended March 31, 2007 was $5,577 compared to $4,516 for the period ended March 31, 2006. The increase is due to short term debt incurred in 2006.

The Company’s cash requirements for funding its administrative and operating needs exceeds its cash flows generated from operations. Such shortfalls and other capital needs continue to be satisfied through equity financing until additional funds can be generated through acquisitions and organic business growth.

 As part of its goal to bring the Company to profitability and less reliant on equity financing for ongoing operations, the company has developed an aggressive marketing strategy. In addition to an aggressive organic growth strategy, the Company continues to evaluate potential acquisitions. The Company is seeking to increase its market share in areas contiguous to its existing operations.

            The Company relies on equity financing to fund its ongoing operations and investing activities.  The Company expects to continue its investing activities, including expenditures for acquisitions, sales and marketing initiatives and administrative support.  The inability to obtain equity financing would seriously hinder the Company’s ability to execute its business strategy and impair its ability to continue as a going concern.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable based upon information available to us at the time they were made; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions discussed below are most important to the portrayal of our financial condition and results of operations since they require our most difficult, subjective, or complex judgments and form the basis for the accounting policies deemed to be most critical to our operations.

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Prior to the current fiscal year, we generated significant losses, and  we are unable to predict profitability for the future. These factors indicate our continuation, as a going concern is dependent upon our ability to obtain adequate financing as well as implement its sales, marketing and acquisition strategy. We are addressing the going concern by obtaining equity financing and to grow with profitable sales both organically and through acquisitions. Management believes successfully executing these tasks will lead to the removal of the going concern comment from our audited financials.

Goodwill

We record goodwill based on SFAS 142. We identify and record impairment losses on long-lived assets, including goodwill that is not identified with an impaired asset, when events and circumstances indicate that an asset might be impaired. Events and circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, a change in the operating model or strategy, and competitive factors. If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flow attributable to the asset is less than the carrying amount of the asset, we receive an impairment loss equal to the excess of the asset’s carrying value over its fair value. We determine fair value based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices, or appraised values, depending on the nature of the assets.

ITEM 3.  DESCRIPTION OF PROPERTY

 Our principal executive and administrative offices are located at 7621 Little Ave., Suite 101, Charlotte, North Carolina where we occupy 5,988 square feet of leased office space.  We maintain regional offices on leased premises in Auburn, Maine; Winchester, Virginia; Coraopolis, Pennsylvania; Mobile, Alabama; Clayton, North Carolina; and Irvine, Texas. We do not own any real property in connection with the conduct of our business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS ANDMANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of  January 28, 2008 (i) each of our officers and directors; (ii) each person who is known by us to own beneficially more than 5% of our outstanding Common Stock; and (iii) all of our officers and directors as a group:

Title of Class	Name of Beneficial Owner(a)	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Gary Musselman President/CEO/CFO and Director 7621 Little Ave, Suite 101 Charlotte, NC 28226	8,000,000	22.78%

Common Stock	Marcia Sartori Vice President 615 5th Ave. Suite 101 Coraopolis, PA 15108	700,000	1.99%

Common Stock	Antoinette Peterson (b) Vice President 163 Creekside Lane Winchester, VA 22602	5,000,000	14.24%

Common Stock	Michael Peterson (b) Vice President 163 Creekside Lane Winchester, VA 22602	5,000,000	14.24%

Common Stock	Frank A. Moody, II Director, Chairman 1 Town Square Blvd. Suite 347 Asheville, NC 28803	-0-	0%

Common Stock	Carl Horsely Director/Secretary 3627 Turtle Dove Blvd. Punta Gorda, FL 33950	8,000,000	22.78%

Common Stock	Julie Snipes 1 Town Square Blvd. Suite 347 Asheville, NC 28803	2,000,000	5.69%

Common Stock	Alexis Moody (c) 1 Town Square Blvd. Suite 347 Asheville, NC 28803	3,000,000	8.54%

Common Stock	Taylor Moody (c) 1 Town Square Blvd. Suite 347 Asheville, NC 28803	3,000,000	8.54%

Common Stock	Lilly Marketing, Group, LLC(d) 9410 Bunsen Parkway, Suite 305 Louisville, KY 40220	2,500,000	7.12%

All officers and directors (4 persons)		21,700,000	61.79%

(a)	Except as otherwise indicated, the address of each beneficial owner is c/o The Resourcing Solutions Group, Inc., 7621 Little Avenue, Suite 101, Charlotte, North Carolina 28226.
(b)	Michael and Antoinette Peterson are husband and wife. They hold 5,000,000 shares in joint ownership .
(c)	Alexis Moody and Taylor Moody are the adult children of Frank A. Moody, II.
(d)	Dan Shuck is the beneficial owner of 2,500,000 shares owned by Lilly Marketing, Group, LLC.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

 The following table sets forth information concerning our directors and executive officers as of the date hereof:

Name	Age	Position

Gary Musselman	52	President/CEO/Director
Frank A. Moody, II	47	Director, Chairman of Board
Carl Horsley	48	Director
Paul Halter	48	Executive Vice President
Marcia Sartori	64	Vice President
Antoinette Peterson	56	Vice President
Michael Peterson	58	Vice President

The Board of Directores consists of three individuals Gary Musselman who is also our Chief Executive Officer, President and Chief Financial; Officer, Frank A. Moody, II  and Carl Horsley who are independent directors. Mr. Moody services as Chairman of the Board. All Directors serve for a term of one year.

Gary Musselman.      Prior to joining us in 2004, From June 2002 to April 2004, Mr. Musselman served as the Chief Financial Officer of Grace Global, LLC, an international media company operating within the United States and three foreign locations. Mr. Musselman was responsible for due diligence for several companies being considered for acquisition as well as overseeing the integration of companies that were acquired.  From 2000 to 2002, Mr. Musselman was the Managing Partner for Stratford Financial Resources, LLC, a business development consulting firm specializing in commercial finance, human resources and mergers and acquisitions.  From 1993 to 2000, Mr. Musselman founded and served as the Chief Executive Officer of ECS Financial Management Services, LLC, a financial management company specializing in account receivable management. Since April 2004, Mr. Musselman has also serves as the President and Chief Executive Officer of Pacel Corp. Mr. Musselman also serves as the Chief Financial Officer of Pacel Corp. and since July 2007 WatchIt technologies, Inc. Mr. Musselman serves on the Board of Pacel Corp. and WatchIt Technologies, Inc.

Frank A. Moody, II.      Mr. Moody has been the managing partner of Scenic Marketing Group, LLC, since April 2006, a company specializing is assisting small publicly traded companies achieve growth by understanding and properly utilizing available financing mechanisms. Prior to forming Scenic Marketing Group, LLC, From January 2004 to April 2006, Mr. Moody was the President/CEO of Homeland Integrated Security Systems, Inc. a high technology company specializing in security systems in the transportation industry. Mr. Moody has been the President of WatchIt Technologies, Inc since March 2007. Mr. Moody also serves on the Board of WatchIt technologies, Ince as its Chairman.

Carl Horsley      Since January 2005, Mr. Horsley has been the managing partner of Cherokee Capital Management, LLC a private equity firm located in Punta Gorda, FL.  Mr. Horsley has been instrumental in several M & A and LBO deals here in the US and in Europe as well as providing financial options and services to micro-cap companies.  Prior to forming CCM , Mr. Horsley worked since 1996  as a financial advisor for Morgan Stanley and then Raymond James Financial in Boca Raton, FL.  Mr. Horsley graduated with BBA degrees in both Business Management and Marketing from Northwood University in Michigan

Paul V. H. Halter  Mr. Halter has twenty-five years in the property and casualty insurance industry, Mr. Halter has held significant leadership roles in general management, sales and marketing, and underwriting. From October 2005 to April 2007 he was President and Chief Operating Officer of Guarantee Insurance Company, a workers’ compensation insurer in its early stages of development.  Before this from September 1993 to May 2002 he was President and Chief Executive Officer of Commerce Casualty Group, Inc., an insurance holding company he co-founded.  After leaving college, Mr. Halter formed and operated his own independent insurance agency which he later sold, to serve as Area Sales Manager for the Personal Client Services Division of Marsh & McLennan, Inc.  While at Crum & Forster Personal Insurance Company, Mr. Halter was Sales Manager of the year while personally setting a direct sales record.  He also directed the small commercial and personal lines businesses countrywide for Johnson & Higgins.  He has been published several times in Best’s Review and American Agent & Broker.  Mr. Halter taught classes at The Chicago School of Insurance and was on the national faculty of Certified Insurance Counselors for Agency Management.  He is a graduate of the College of Charleston and holds a number of insurance designations including Chartered Property Casualty Underwriter (CPCU), Certified Insurance Counselor (CIC), and Certified Risk Manager (CRM).

Marcia Sartori.       Ms. Sartori owned and operated YourStaff Solutions ™ from its beginning in 1987 until the sale to The Resourcing Solutions Group, Inc. in January 2005 as a professional employer organization providing outsourced human resources services to small- to medium-sized businesses in the greater Pittsburgh, Pennsylvania. Services included all employment functions: hiring, firing, payroll, employee handbooks, policy development, workers compensation administration, benefits design and administration, 401k and 529 college plan administration, and a full range of human resource guidance. Ms. Sartori has been a member of the National Association of Professional Employer Organizations since 1988. Marcia served on the Board of Directors of the National Association of Professional Employer Organizations (NAPEO) from 1992-1994. As a member of the NAPEO, she has served on the Legislative Affairs Committee as the Head Delegate for State Sales Tax issues and the NAPEO Task Force.

 Antoinette Peterson       Ms. Peterson co-owned and operated World Wide Personnel Services of Maine and Virginia agencies since 1989 until they were sold their company in April 2006 and June 2007 respectively as a professional employer organization providing outsourced human resources services to small- to medium-sized businesses in the New England and Mid-Atlantic regions. Prior to forming her own company Ms. Peterson spent several years in health care administration where she was responsible for integrating several medical practices into a single larger practice. Ms.. Peterson has a degree in accounting from the University of Maine- Auburn and a Masters degree from Husson College in Portland, Maine.

 Michael Peterson       Mr. Peterson co-owned and operated World Wide Personnel Services of Maine and Virginia agencies since 1989 until they were sold their in April 2006 and April 2007 respectively as a professional employer organization providing outsourced human resources services to small- to medium-sized businesses in the New England and Mid-Atlantic regions. Prior to forming his own company Mr. Peterson spent several years in the insurance industry providing employee benefits and commercial insurance to a diverse client base. Mr. Peterson has a degree in History and Philosophy from the University of California – Northridge.

 Our Bylaws currently authorize not less than three directors.  Each director is elected for one year at the annual meeting of stockholders and serves until the next annual meeting or until a successor is duly elected and qualified. Our executive officers serve at the discretion of our board of directors. The only family relationship among our directors and executive officers involves Michael Peterson and Antoinette Peterson, who are husband and wife.

Board Committees.

The Board of Directors has established an Audit Committee and a Compensation Committee. Frank A. Moody, II and Carl Horsely constitute the members of those committees.

ITEM 6.  EXECUTIVE COMPENSATION

On January, 2007 we entered into an employment agreement with Mr. Gary Musselman the President and Chief Executive Officer. His base salary is $240,000 for a term of five years and will automatically renew for three years unless either party gives written notice to the other 90 days prior to the expiration of the agreement commencing January 1, 2007. Thereafter, the agreement may be renewed upon mutual agreement of the parties. Mr. Musselman is entitled to a cash incentive bonus equal to 2% of our income from operations if we have positive income from operations.

The President/CEO is compensated with a base salary and with a bonus incentive plan when we makes a profit in excess of $250,000 or a 15% growth over the previous years net profit. Bonuses are paid in stock equal to 12.5% of the growth in excess of the 15% floor. For example if we have net profit of $1,000,000 in the base year and net profit of $1,500,000 in the next year the executive will receive stock equal to $43,750 (1,500,000 – 1,000,000 =$500,000. 15% of previous year net income is 150,000. 500,000 – 150,000 is 350,000. 12.5% of 350,000 is 43,750) There is a $1,000,000 cap per year on these stock bonuses. In addition to the stock bonus plan the President/CEO will receive a cash incentive equal to two percent and one and one-half percent respectively of the income from operations each year we are profitable.

In January 2005, we entered into a five year employment contract with Marcia Sartori.  Compensation will include an annual base salary of $85,000 which was increased to $100,000 per year in March 2007 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization).    Ms. Sartori will hold the title of Vice President.

In April 2006, we entered into a five year employment contract with Michael Peterson.  Compensation will include an annual base salary of $100,000 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization). Mr. Peterson will hold the title of Vice President.

In April 2006, we entered into a five year employment contract with Antoinette Peterson.  Compensation will include an annual base salary of $85,000 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization).. Ms. Peterson will hold the title of Vice President.

In October 2007, we entered into a five year employment agreement with Paul V. H. Halter. Compensation will include an annual base salary of $200,000 per year and an incentive bonus based on EBITDA (earnings before interest, tax, depreciation and amortization). Mr. Halter will  hold the title of Executive Vide President.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gary Musselman President/CEO/Director	2005 2006	168,000 168,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	41,836 34,063	209,836 202,063
Marcia Sartori Vice President	2005 2006	85,000 85,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	8,394 16,387	93,394 101,387
Michael Peterson Vice President	2005 2006	-0- 79,690	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- 2,662	-0- 82,352
Antoinette Peterson Vice President	2005 2006	-0- 78,657	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- 2,470	-0- 81,127

The salary shown for the above executives reflects the total cash compensation he received. 50% of the total cash compensation was paid by Pacel Corp,our former parent company.

 Equity Awards

There were no outstanding equity awards for the fiscal year ending December 31, 2006. The employment agreement between us and Gary Musselman calls for the following payments post employment.
  In the event  Mr. Musselman becomes permanently disabled or dies during the term  employment, his salary will continue until the expiration of the term of employment..
  In the event  employment is terminated as a result of a change of control or a merger,, Mr. Musselman will be entitled to a severance payment of five times his previous year’s annual compensation.
  In the event  Mr. Musselman or the Company does not renew his employment contract, he willl serve in an advisory capacity for a period of two years with compensation equal to one-half of his salary paid during the previous 12 months.
Directors Compensation

During the fiscal year ending December 31, 2006, the Directors did not receive any compensation for services as directors. The Board of Directors has awarded 8,000,000 shares of our Common Stock to each of the two independent directors for serving as directors during 2007. Frank A. Moody II, conveyed 6,000,000 of his shares to his adult children for estate planning purposes and  made a gift of 2,000,00 shares to Julie Snipes. No decision has been made regarding directors’ compensation for any period after 2007. Additionally, directors will be reimbursed for their out-of-pocket expenses for attending board or committee meetings.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTORS INDEPENDENCE.

 Director Independence

At this time, we are not subject to the requirements of a national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of its directors be independent. In the absence of such requirements, we have elected to use the definition established by the NASDAQ independence rule which defines an “independent director” as “a person other than an officer or employee of us or its subsidiaries or any other individual having a relationship, which in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” The definition further provides that the following relationships are considered bars to independent regardless of the board’s determination:

 •             Employment by the company . Employment of the director or a family member by us or any parent or subsidiary of ours at any time thereof during the past three years, other than family members in non-executive officer positions.
 •             $100,000 compensation.   Acceptance by the director or a family member of any compensation from us or any parent or subsidiary in excess of $100,000 during any twelve month period within three years of the independence determination.
 •             Auditor affiliation.   A director or a family member of the director, being a partner of our outside auditor or having been an partner or employee of our outside auditor who worked on our audit, during the past three years.

Based on the foregoing definition, Frank A. Moody, II and Carl Horsely are “independent directors”.

ITEM 8.  DESCRIPTION OF SECURITIES .

We are authorized to issue 2,200,000,000 shares of capital stock consisting of 2,000,000,000 shares of Common Stock, par value $0.001 per share and 200,000,000 shares of Preferred Stock, par value $0.001 per share. This Registration Statement applies only to our Common Stock.

 Series A Preferred Stock

The Series A Preferred Stock (‘Series A Stock”) consists of 30,000,000 shares, par value $.001 per share. Each share of Series A Stock will be entitled to two hundred (200) votes on all matters for which our shareholders have the right to vote.  We have the right to call for redemption of all or any part of the Series A Stock

Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock (“Series B Stock”) consists of 40,000,000 shares, par value $.001 per share. Each share of  the Series B Stock is entitled to one vote on all matters for which our shareholders have a right to vote. Series B Stock converts to Common Shares upon our achieving an annualized per quarter increase of in Pre Tax Income of 23.5% or and EBITDA of 23.5% or a share price of $4.00 per share of its Common stock. These milestones must be achieved for three out of five consecutive quarters to trigger the mandatory conversion to Common shares. Series B Stock receives a 4.5% Dividend Preference paid in Common Stock upon conversion of the Preferred shares to Common shares.

There are 35,165,630   shares of Common Stock issued and outstanding as of the date hereof.  All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights.  Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation.  Stockholders of ours have no preemptive rights to acquire additional shares of Common Stock or any other securities.  The Common Stock is not subject to redemption and carries no subscription or conversion rights.  All outstanding shares of Common Stock are fully paid and non-assessable.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

 Our Common Stock has been thinly traded in the over-the-counter market and prices for the Common Stock are published on The Pink Sheets ™ under the symbol RSGX. This market is extremely limited and the price for our Common Stock quoted by brokers is not a reliable indication of the value of the Common Stock. The following is the range of high and low bid prices for our Common Stock for the each quarter within the last two fiscal years and the subsequent interim quarter ending March 31, 2007. These prices reflect the one for one thousand reverse split of our shares on December 15, 2006.

Quarter Ending	High	Low
March 31, 2005	$0.10	$0.10
June 30, 2005	$0.10	$0.10
September 30, 2005	$0.10	$0.10
December 31, 2005	$0.10	$0.10
March 31, 2006	$0.10	$0.10
June 30, 2006	$0.10	$0.10
September 30, 2006	$0.10	$0.10
December 31, 2006	*	*
March 31, 2007	*	*

*      No market maker existed for the entire quarter; therefore, no bid price is reported.

These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual purchases and sales by investors.

Our Common Stock is held by 270 shareholders of record.

We have not paid any dividends on our Common Stock and we are not likely to pay any dividends in the near future. We intend to retain all earnings for working capital purposes for the foreseeable future.

At the present time, there are no outstanding options or warrants to purchase, or securities convertible into, our Common Stock. In addition, there are no shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933 or that we have agreed to register under the Securities Act for sale by security holders, or that are being, or proposed to be, publicly offered by us.

Equity Compensation Plan Information as of December 31, 2006
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights. (a)	Weighted Average exercise price of outstanding options, warrants and rights. (b)	Number of securities remaining available for future issuance under equity compensation plans(excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-0-	-0-	-0-
Total	-0-	-0-	-0-

ITEM 2. LEGAL PROCEEDINGS

 World Wide Personnel Services of Maine, Inc., United Personnel Service, Inc, and World Wide Personnel Services of World Wide Personnel Services of Virginia, Inc. wholly owned subsidiaries of ours are defendants in a suit in U.S. District Court, Eastern District of Michigan filed on October 11, 2006.  PML North America, LLC vs. World Wide Personnel Service of Virginia, Inc. et al. Case No. 2:06-cv-14447 . The plaintiff is alleging it is owed premiums for providing workers’ compensation insurance to employees of the defendants prior to our acquiring these companies. Defendants assert that all earned premiums were paid in a timely manner. Defendants are seeking Declaratory Relief that claims made by the plaintiff are invalid and unenforceable. We are indemnified by the former owners for any losses which may be assessed against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTSON ACCOUNTING OR FINANCIAL DISCLOSURE

 There were no disagreements between us and our independent accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On November 30, 2004, we issued our 8% Convertible Redeemable Debentures in the aggregate principal amount of $100,000 with a maturity in one year. The Debentures were issued to two purchasers who were accredited investors pursuant to the exemption provided by Regulation D Rule 504 under the Securities Act of 1933. In May 2006, the Debenture was amended to provide for repayment over a six-month period on a new fixed term note. As collateral for the repayment of the original Debentures, we deposited 1,000,000 shares of our Common Stock in an escrow account. In January 2007, the amended Debenture was paid in full with funds provided by a Scenic Marketing Group, LLC an entity controlled by Dan Shuck in consideration of the issuance of the 1,000,000 shares of Common Stock in the escrow.

Pursuant to an agreement effective as of December 4, 2006, we issued 992,696 shares of our Common Stock, after a reverse stock split of 1-for1,000, in exchange for $1,832,014.00 of payables to our then parent company, Pacel Corp. These shares were issued pursuant to the exemption provided by Section 3(a)(9) under the Securities Act of 1933 covering exchanges with an existing security holder, or in the alternative, under Section 4(2) of the Securities Act of 1933, as non-public offering.

Effective as of January 1, 2007, we issued 1,500,000 shares of our Common Stock under a Consulting Agreement for business advisory services. These shares were issued pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Securities Act of 1933. The consulting firm is an accredited investor as defined in Rule 501 under the Securities Act of 1933.

In January 2007, we issued 25,000,000 shares of our Common Stock to certain of our officers and directors in lieu of cash compensation, of which 9,000,000 shares of were issued as performance based bonus compensation and 16,000,000 shares were to the directors as compensation for services as directors. These shares were issued pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Securities Act of 1933.

In January 2007, we sold 803,000 shares of our Common Stock to 33 persons for an aggregate consideration of $80,300. These shares were issued pursuant to the exemptions provided by Sections 4(2) of the Securities Act of 1933 to sophisticated investors without advertising of general solicitation to person with whom we have an existing business or personal relationship.

In January 2007, we issued 5,000,000 shares of Common Stock to Antoinette Peterson in exchange for the cancellation of a promissory note in the amount of $500,000 which note has been issued in connection with the acquisition of World Wide Personnel Services of Maine, Inc. and United Personnel Services, Inc. These shares were issued pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Securities Act of 1933.

In January 2007, we exchanged 1,000,000 shares of Common Stock held in escrow for Scenic Marketing LLC to repay the outstanding balance of $59,815 on the 8% note originally issued in November 2004.

In January 2007, we issued 50,000 shares of our Common Stock to Twin Equities, LLC for an aggregate consideration of $10,000. These shares were issued pursuant to the exemption provided by Regulation D Rule 504 under the Securities Act of 1933.

In April 2007, we issued 700,000 shares of stock to three unaffiliated accredited investors in exchange for $320,000. In May 2007 we issued 100,000 shares of Common Stock to an unaffiliated accredited investor in exchange for $100,000. In July 2007, we issued 40,000 shares of Common Stock to three unaffiliated accredited investors in exchange for $40,000. These shares were issued pursuant to the exemptions provided by Sections 4(2) and 4(6) of the Securities Act of 1933.

On May 17, 2007,  we issued  our non-negotiable convertible promissory note in the principal amount of $200,000 to Antoinette Peterson in connection with the Stock Acquisition Agreement dated May 17, 2007 with World Wide Personnel Services of Virginia, Inc.

No sales commission was paid to any entity for the sale of these shares of Common Stock.

During the first quarter 2,710 shares of Common Stock were issued in order to eliminate fractional shares resulting from the December 15, 2006 reverse split.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

As permitted by the provisions of the Nevada Revised Statutes ( “NRS” ) and the our Bylaws, we have the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or our agent  against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the our best interest and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.  Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to our best interest, and in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

We must indemnify a director, officer, employee or an agent who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer, employee or an agent, against expenses actually and reasonably incurred by them in connection with the defense.

We may agree to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director of officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by us.

The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or our agent, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not we have the authority to indemnify them against such liability and expenses.

PART F/S

 Attached hereto are the following financial statements:

(1)	Audited financial statements for the year ended December 31, 2006;
(2)	Unaudited financial statements for the period ended March 31, 2007.

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006

UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2007

Balance Sheets for the three months ended March 31, 2007	F-20

Statement of Operations for the three months ended March 31, 2007 and 2006	F-22

Statement of Cash Flows for the three months ended March 31, 2007 and 2006	F-23

Notes to Financial Statements	F-25

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of
The Resourcing Solutions Group, Inc.

We have audited the accompanying consolidated balance sheets of The Resourcing Solutions Group, Inc. and  subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Resourcing Solutions Group, Inc  and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that The Resourcing Solutions Group, Inc will continue as a going concern.  As discussed in Note1(c) to the consolidated financial statements, the Company has generated significant losses and requires additional working capital to continue operations.  These conditions raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are more fully described in Note 1(c).  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Peter C. Cosmas Co., CPAs

370 Lexington Ave.
New York, NY 10017
April 30, 2007

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	December 31,
	2006	2005
ASSETS
Current assets:
Cash	$703,830	$255,356
Accounts receivable	169,922	15,384
Accounts receivable-Unbilled	583,500	169,749
Prepaid expenses	87,170	31,873
Workers compensation insurance deposits	66,540	26,240
Restricted Cash	355,032	179,855

Total current assets	1,965,994	678,457

Property and equipment, net of accumulated depreciation of
$193,593 and $133,031 respectively	75,614	125,380

Other assets:
Other receivables	25,720	65,126
Goodwill and other intangible assets (net)	639,836	199,383
Security deposits	3,176	3,176

Total other assets	668,732	267,685

Total assets	$2,710,340	$1,071,522

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$207,622	$151,133
Payroll and payroll related liabilities	385,642	157,371
Accrued work site employee payroll expenses	564,986	163,626
Accrued expenses	43,512	51,755
Client deposits and advance payments	2,208	-0-
Short term payables	821,034	1,147,180

Total current liabilities	2,025,004	1,671,065

Long-term liabilities:
Notes payable – Non Current portion	192,805	218,926

Total long-term liabilities	192,805	218,926

Total liabilities	2,217,809	1,889,991

Stockholders’ equity (deficit):
Preferred stock, .001 par value, 200,000,000
shares authorized, 0 shares issued	-0-	-0-
Common stock, .001 par value, 2,000,000,000 shares
authorized, 994,696 and 2,000 shares
issued respectively	995	2
Additional paid-in capital	1,331,021	-0-
Retained Earnings	(839,485)	(818,471)

Total stockholders’ equity (deficit)	492,531	(818,469)

Total liabilities and stockholders’ equity (deficit)	$2,710,340	$1,071,522

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Year ended December 31,
	2006	2005

Revenue	$4,737,274	$2,240,843
Cost of sales	3,384,802	1,689,341
Gross profit	1,352,472	551,502

Operating costs and expenses:
Salary Expense	715,838	848,284
General and Administrative	444,763	466,644
Sales and Marketing	48,296	39,754
Depreciation	60,563	62,595
Amortization expense	83,471	33,567
Total operating expenses	1,352,931	1,450,844

Operating Profit (Loss)	(459)	(899,342)

Other Expenses:
Interest expense	(20,555)	(16,422)
Total other expenses	(20,555)	(16,422)

Discontinued operations:
Loss on sale of contracts to Allegro, Inc.	-0-	(16,271)
Total Loss on discontinued operations	-0-	(16,271)

Net Income (Loss)	$(21,014)	$(932,035)

Basic & diluted earnings per common share:
From continuing operations	$0.82	$(449.67)
From Discontinued operations	$-0-	$(8.14)
Net income (loss)	$0.82	$(465.,52)
Weighted average shares outstanding Basic and Diluted	76,325	2,000

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity (Deficit)
For the Two Years Ended December 31, 2005 and 2006

					Additional	Retained	Total
	Preferred Stock		Common Stock		Paid-in-capital	Earnings	Stockholders
	Shares	Amount	Shares	Amount	Amount	(Deficit)	Equity
Balance, December 31, 2004	-	$-	2,000	$2	$-	$113,564	$113,566

Net loss						(932,035)	(931,035)

Balance, December 31, 2005	-	-	2,000	2	-	(818,471)	(817,469)

Issuance of Common Stock,
in exchange for Outstanding Debt			992,696	993	1,331,021		1,332,014

Net Profit						(21,014)	(21,014)

Balance, December 31, 2006	-	$-	994,696	$995	$1,331,021	$(839,485)	$492,531

(1) - Shares are restated to reflect a one-for-one thousand reverse stock split in December 2006.

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2005

Cash flows from operating activities:
Net Profit (loss)	$62,457	$(931,035)
Adjustments to reconcile net Income (loss) to net cash
provided by (used in) operating activities:
Depreciation	60,563	62,595
Amortization of intangible	83,471	33,567
Loss on Sale of Contracts	-0-	16,271
(Increase)/Decrease in cash from changes in assets:
Accounts receivable	29,032	214,832
Accounts receivable-Unbilled	(413,751)	123,106
Other receivables	39,407	(65,127)
Insurance deposits	(5,099)	(26,240)
Prepaid expenses	(55,297)	25,645
Security deposits	-0-	(3,176)
Increase/(Decrease) in cash from changes in liabilities:
Accounts payable	56,489	(938)
Accrued expenses	(8,244)	(542,720)
Client deposit	2,208	-0-
Payroll and payroll related liabilities	(31,299)	(321,723)
Accrued work site employee payroll costs	401,361	(119,580)
Pacel Corporation - Intercompany	472,725	(12,108)

Net cash (used in) provided by operating activities	610,552	(1,547,631)

Cash flows from investing activities:
Net purchases of property and equipment -		(8,271)
Redemption of Restricted CD	(175,178)	870,383
Cash Acquired in Acquisitions	79,406	-0-
Net cash (used in) provided by
investing activities	(95,772)	862,112

Cash flows from financing activities:
Repayments of notes payable	(66,306)	(25,947)
Issuance of notes payable	-0-	272,000
Net cash provided by (used in) financing activities	(66,306)	246,053

Net increase (decrease) in cash and cash equivalents	448,474	(439,466)
Cash and cash equivalents, beginning of period	255,356	694,822
Cash and cash equivalents, end of period	$703,830	$255,356

Supplemental disclosure of cash flow information:
Cash paid for interest	$20,555	$16,422

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 1	Summary of Significant Accounting Policies:

A.    Nature of the business.

The Resourcing Solutions Group (the "Company" or “TRSG”) was incorporated on December 9, 2002 under the laws of the State of Nevada.. Until December 14, 2006 the Company was a majority owned subsidiary of Pacel Corp.  On December 21, 2006, the shareholders of Pacel Corp. voted to spin-off and to distribute its shares of The Resourcing Solutions Group, Inc to its shareholders.

The Company, through its wholly-owned subsidiaries, provides a comprehensive workforce management solutions that encompasses a broad range of services, including benefits and payroll administration, health and workers’ compensation insurance programs, personnel records management, employer liability management, employee performance management, employee training and development services, employee benefits, and retirement programs and business insurance products.

For the majority of the clients, the Company provides these services as a professional employer organization (PEO).  In a PEO relationship, the client transfers certain employment-related risks and liabilities to the Company and retains other risks and liabilities in this context. The client and the Company are each viewed as and become a "co-employer" of the client's worksite employees. As a co-employer, employment -related liabilities are contractually allocated between the Company and the client under a written professional services agreement. Under the professional services agreement, the Company assumes responsibility for and manages the risks associated with each client's worksite employee payroll obligations, including the liability for payment of salaries and wages (including payroll taxes) to each worksite employee and, at the client's options, responsibility for planning, providing and administering group health, welfare and retirement benefits to such individuals. These obligations of the Company are fixed, whether or not the client makes timely payment of the associated service fee in this regard. It is important to understand that, unlike payroll processing service providers, the Company issues to each of the client's worksite employees, Company payroll checks drawn on the Company's bank accounts. The Company also reports and remits all required employment information and taxes to the respective taxing authorities. The Company assumes the responsibility for compliance with those employment-related governmental regulations that can be effectively managed away from the client's worksite. In many cases, the Company provides the employee workers' compensation insurance coverage under the Company's insurance policy. The client may elect, or the workers' compensation carrier may require, retaining its own policy for the management of this risk. In all cases, the Company remains heavily involved with safety and risk management to assist the client in controlling risk and potentially reducing the cost of such coverage. The client contractually retains the general day-to-day responsibility to direct, control, hire, terminate and manage each of the client's worksite employees. The worksite employee services are performed for the exclusive benefit of the client's business. The client also remains responsible for compliance with those employment-related governmental regulations that are more closely related to the day-to-day management of work site employees.

The Company also provides human resource outsourcing (“HRO”) services to clients. In this relationship the client obtains customized solutions for it specific human resource needs.  The Company does not incur employer liability with these services. Services range from full human resource administration to payroll processing.

Clients in both the PEO and HRO relationships may purchase insurance products from the Company through our licensed insurance agency. The Company provides access to a complete line of business insurance products and employee benefits products.

B.    Principles of consolidation.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant   inter-company accounts and transactions have been eliminated in consolidation.

C.    Basis of Financial Statement Presentation.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Prior to the current fiscal year, the Company generated significant losses, and  it is unable to predict profitability for the future.  These factors indicate the Company’s continuation, as a going concern is dependent upon its ability to obtain adequate financing as well as implement its sales, marketing and acquisition strategy. The Company is addressing the going concern by obtaining equity financing and to grow the Company with profitable sales both organically and through acquisitions.  Management believes successfully executing these tasks will lead to the removal of the going concern comment from our audited financials.

D.    Cash and cash equivalents.

Cash equivalents consist of liquid investments, with a maturity of three months or less at the time of purchase.  Cash equivalents are stated at cost, which approximate market value.

E.    Credit Risk

The Company routinely maintains cash deposits in various financial institutions in excess of the $100,000 FDIC insurance limit.

The Company has risk that payments from clients may be reversed after a payroll has been processed The Company utilizes the Automated Clearing House (ACH) functionality of financial institutions in order to receive payment from clients. A client generally has three days from the Company initiating an ACH transaction to dispute that transaction. The Company processes a payroll for the client before the three day window lapses. The Company would be liable for paying the employees even if the client disputes the ACH transaction.

F.    Property and Equipment.

Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation is determined using the straight-line method     over the estimated useful lives of the assets.  Estimated useful lives of 24 to 36 months are used for computer equipment and related software, five years for office equipment, furniture, and fixtures.  Depreciation and amortization of leasehold improvements is computed using the shorter of the remaining lease term or five years.  Maintenance and repairs are charged against income and betterments are capitalized.

G.    Reclassification.

Certain prior year amounts have been reclassified to conform to current year's presentation.

H.    Revenue recognition.

The Company’s revenue is attributable to fees for providing employment services and commissions for the sale of insurance products. Our revenues are primarily dependent on the number of clients enrolled and the resulting number of worksite employees paid each period.

The Company’s revenue is recognized in three distinct categories, two categories are for service fees and the third is from the commissions on the sale of insurance products:

For service fee income, the Company typically enters into agreements for either;
  a fixed fee per transaction (e.g., number of payees per payroll);
  a fixed percentage of gross payroll;
When we account for revenue that is a fixed percentage of gross payroll it is accounted for in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. Our revenues are derived from our billings, which are based on:
  the payroll cost of our worksite employees; and
  a markup computed as a percentage of the payroll cost.
In determining the fixed percentage markup component of the billings, we consider our estimates of the costs directly associated with our worksite employees, including payroll taxes and workers’ compensation costs, plus an acceptable gross profit margin. We invoice the billings concurrently with each periodic payroll of our worksite employees. Revenues, which exclude the payroll cost component of billings, are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. We include billings to clients not invoiced in unbilled accounts receivable and the associated accrued worksite employee expense on the consolidated balance sheet.

When our markup is computed as a percentage of payroll cost, revenues are also affected by the payroll cost of worksite employees, which can fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

The primary direct costs associated with our revenue generating activities are:
  employment-related taxes (“payroll taxes”);
  workers’ compensation claim costs.
Payroll taxes consist of the employer’s portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost subject to maximum limitations. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.

Due to the significance of the amounts included in billings to the Company’s clients and its corresponding revenue recognition methods, the Company has provided the following reconciliation of billings to revenue for the years ended December 31, 2006 and December 31, 2005.

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005
	Reconciliation of billings to revenue recognized:

Billings to clients	$26,091,692	$16,825,320
Less – Gross wages billed to clients	(21,354,418)	(14,584,477)
Total revenue as reported	4,737,274	2,240,843

Total Cost of Sales	3,384,802	1,689,341

Gross Profit	$1,352,472	$551,502

Revenue consists of:
Revenue from fees for service
on a fixed percentage	$4,604,385	$2,202,078
Revenue from fees for service
on a fixed cost	113,093	38,765
Revenue from insurance commissions	19,796	0
Total revenue as reported	$4,737,274	$2,240,843

Cost of Sales Consists of:
Employer portion of Social Security
And Medicare taxes	$1,494,961	$973,196
State and Federal Unemployment taxes	288,899	244,985
Workers’ Compensation Premium	1,234,468	418,991
Other Misc. Expense	366,474	52,170
Total Cost of Sales	$3,384,802	$1,689,341

When the Company records revenue on a fixed fee per transaction only that fee is recorded as revenue. When the Company records revenue for the sale of insurance products only the commission paid by the insurance carrier is recorded as revenue.

I.    Advertising Costs.

The Company expenses all advertising costs as incurred.

J.    Use of Estimates.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. US GAAP requires estimates and judgments in several areas, including those related to impairment of goodwill and equity investments, revenue recognition, recoverability of inventory and receivables, the useful lives of long lived assets such as property and equipment, the future realization of deferred income tax benefits and the recording of various accruals. The ultimate outcome and actual results could differ from the estimates and assumptions used.

K.    Goodwill and Other Intangible Assets

Other intangibles with finite lives arising from acquisitions are amortized over their estimated useful lives of 7 years, using the straight-line method.  Goodwill is not amortized.  Goodwill and other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present.  Determination of recoverability is based on an estimate of discounted future cash flows resulting from the use of the asset and its eventual disposition.  Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.  Goodwill and net other intangibles with finite lives were $         and $        , respectively, at December 31, 2006 and 2005.

L.    Fair Value Disclosures.

The  carrying  amounts  reported  in the  balance  sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses,  approximate  fair value  because of the  immediate or short-term maturity of these financial instruments.

M.    Segment Reporting

The Company operates in one reportable segment under the Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information

N.    New Accounting Pronouncements

 In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The effective date for the Company is January 1, 2007. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 is not anticipated to have a material impact on our Consolidated Financial Statements.

In September 2006, FASB Statement 157, “Fair Value Measurements” (“SFAS 157”) was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. The effective date for the Company is January 1, 2008. The adoption of SFAS 157 is not anticipated to have a material impact on our Consolidated Financial Statements.

Note 2	Acquisitions/Dispositions

Acquisition “Rossar ”

On January 1, 2005, the Company completed the execution of a Asset Purchase Agreement (the “Agreement”) with Rossar HR LLC. ("Rossar")  The acquisition of Rossar extends the Company’s operations into new markets, including the State of Pennsylvania. Based upon criteria set forth in current accounting standards, the Company has accounted for the acquisition as a purchase. The results of operations of  Rossar are included with those of the Company for all periods following the date acquired.

In connection with the Agreement, the Company issued a note payable to the former Rossar owner for $272,000 payable over 10 years.  The total purchase price of $272,000 was allocated as follows, based upon the fair values of assets acquired and liabilities assumed:

Category	Amount
Current assets	$20,150
Property and equipment	25,020
Current liabilities	(6,120)
$39,050

Intangible assets acquired consisted of the following:	Life
Customer Contracts	7	$232,950
Total amount of intangible assets acquired and weighted average life	-	$232,950

In May 2005, The Resourcing Solutions Group, Inc. sold 16 clients administrative service contracts to Allegro, Inc. in Columbia, South Carolina.  The Company sold all of its North Carolina, South Carolina and Florida service contracts.  The Company could no longer service these contracts and make a profit.

In connection with the sale of these contracts the Company recognized a loss from sale of contracts of $16,271 at December 31, 2005.

Acquisition “Consolidated ”

On September 1, 2006, the Company completed the execution of a Stock Purchase Agreement (the “Agreement”) with Consolidated Services, Inc. ("Consolidated")  The acquisition of Consolidated allows the Company to receive insurance commissions paid by the carriers to the producer. Based upon criteria set forth in current accounting standards, the Company has accounted for the acquisition as its purchase of Rossar. The results of operations of Consolidated are included with those of the Company for all periods following the date acquired.

In connection with the Agreement, the Company issued a note payable to the former Consolidated owner Antoinette Peterson for $34,090 payable one year from the acquisition.  The total purchase price, amounted to $34,090 and was allocated as follows, based upon the fair values of assets acquired and liabilities assumed:

Category	Amount
Current assets	$27,005
Property and equipment	797
Current liabilities	(10,242)
$17,560

Intangible assets acquired consisted of the following:	Life
Goodwill	-	$16,532
Total amount of intangible assets acquired and weighted average life	-	$16,532

Note 3	Accounts Receivable

The Company’s accounts receivable is primarily composed of trade receivables and unbilled receivables. The Company evaluates its accounts receivable on a customer-by-customer basis and has determined that no allowance for doubtful accounts is necessary at December 31, 2006 and 2005.

The Company makes an accrual at the end of each accounting period for billings to clients not invoiced in unbilled accounts receivable and the associated accrued worksite employee expense on the consolidated balance sheet. The Company generally requires that clients pay invoices for service fees no later than one day prior to the applicable payroll date. As such, the Company generally does not require collateral. Customer prepayments directly attributable to unbilled accounts receivable have been netted against such receivables as the billings have been earned and the payroll cost has been incurred, thus the Company has the legal right of offset for these amounts. As of December 31, 2006 and 2005, unbilled accounts receivable consisted of the following:

	December 31,
	2006	2005
Accrued worksite employees payroll cost	$564,986	$163,626
Unbilled revenue	18,514	6,123
Unbilled accounts receivable	$583,500	$169,749

Note 4:	Property and Equipment:

Property and equipment consist of the following:

	December 31,
	2006	2005
Computers and office Equipment	$258,411	$258,411
Less accumulated deprecation	182,797	133,031
	$75,614	$125,380

Note 5:	Notes Payable.

	December 31,
	2006	2005
Short term payable consists of:

Current portion M. Sartori note	$27,127	$27,127
Note payable A. Peterson	534,092	-0-
Pacel Corp inter-company payable	-0-	1,020,053
Note Payable Pacel Corp.	200,000	-0-
Note Payable –	59,815	100,000
Total Short-term borrowings	$821,034	$1,147,180

Long-term Notes Payable

Non current portion – N. Sartori	$192,805	$218,926

In September 2004, the Company issued a Note Payable to the former owner of Rossar HR LLC for $272,000 for the purchase of the assets of Rossar HR, LLC. $71,337 is payable over a 5 year period at $1,622 per month. $200,663 is payable over a 10 year period at $2,228 per month. The balance at December 31, 2006 was $27,127 current portion, $192,905 non current for a total balance of  $219,932.  The balance at December 31, 2005 was $27,127 current portion, $218,926 non current for a total balance of $246,053.

On November 30, 2004, the Company borrowed $100,000 at an interest rate of 8% , payable in one year. In May 2006, the note was modified to be repaid over a six-month period at $7,500 per month with a balloon payment for the remaining balance. As collateral for the note, The Resourcing Solutions Group, Inc. placed 1,000,000 shares in escrow. In January 2007 this debenture was paid in full.–see Note 14.  The balance at December 31, 2006 and 2005 was $59,815 and $100,000 respectively.

In 2006 the Company issued two notes payable to Antoinette Peterson totaling $534,092 which consisted of i) $34,092 in connection with the September 2006,  acquisition of Consolidated Services, Inc..ii) $500,000 in connection with the exchange of debt with Pacel Corp  The notes are payable in one-year at an interest rate of six percent 6%.

The Company had an inter-company payable to its parent Pacel Corp. of $ 0.00 and $1,020,053 at December 31, 2006 and 2005 respectively.  As part of the December 4, 2006 agreement the Company issued 992,696 shares of Common Stock (shares have been restated for 1 for 1000 reverse) in exchange for $1,832,014 of payables to Pacel Corp. and the assumption of a $500,000 obligation to Antoinette Peterson. The remaining $200,000 payable has been converted to a demand note at an interest rate of eight percent (8%).

Note 6:	Income Taxes

At inception, the Company adopted SFAS No. 109, Accounting for income taxes.  Under the provision of SFAS No. 109, the Company elected not to restate prior years due to immateriality.

At this time, the Company does not believe it can reliably predict profitability for the long-term.  Accordingly, the deferred tax asset applicable to 2006 and 2005 operation has been reduced in its entirety by the valuation allowance.

As a result of the operating losses for the year ended December 31, 2005, the Company has available to offset future taxable income a net operating loss of approximately $360,646 expiring in 2025.
The components of this provision (credit) for income taxes from continuing operations is as follow:

	2006	2005
Deferred
Federal	$-		$-

Current
Federal	$-		$-
State	$-		$-
	$-	$

Difference between the tax provision computed using the statutory federal income tax rate ant the effective income tax rate on the operations is as follow:

	2006	2005
Federal
Statutory rate	$21,860	$(360,646)
Net operating loss carry forwards	(21,860)
Tax benefit not provided
Due to valuation allowance		$360,646
Provision for income taxes	$-0-	$-0-

Components of the Company’s deferred tax assets and liabilities are as follow:

	December 31,
	2006	2005
Deferred tax assets:
Tax benefit related to net operating loss carry forward
And research tax credit	$338,786	$360,646
Total deferred tax assets	$338,786	$360,646

Valuation allowance for
Deferred tax assets	$338,786	$360,646

Net deferred tax assets	$-0-	$-0-

Note 7:	Earnings per Share

Basic net income per common share is computed using the weighted-average number of common shares outstanding during the period.  Diluted net income per common share is computed  using the  weighted-average  number of common and  dilutive  common  equivalent  shares  outstanding  during the  period.   Dilutive common equivalent shares consist of stock options.  Share and per-common share data for all periods presented reflect the effect of all reverses.

The weighted average number of shares used to compute basic earnings (loss) per share was 76,325 and 2,000 at December 31, 2006 and 2005 respectively.

Note 8:	Commitments and Contingencies:

Operating Leases

The Company leases its office and sales facilities under non-cancelable operating leases agreements with expiration dates ranging from 2007 to 2011. Certain leases include renewal provisions at our option. Most of our leases provide that the Company pay the taxes, maintenance and insurance expenses related to the leased assets. The Company leases spaces for its head quarters in Charlotte, North Carolina, its operations and sales offices in Pennsylvania, Texas and Maine.

The Company is currently leases it headquarters from it’s former parent Pacel Corp.  We paid $48,528 and $ 41,111 to Pacel for rent in 2006 and 2005 respectively.  In 2007 we will assume 100% of the lease obligation from Pacel for the Charlotte offices.  We are in negations with the lessor to reassign the lease.

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2006 are as follows:

2007	128,294
2008	132,568
2009	122,583
2010 & thereafter	116,222
Total Minimum Lease Payments	$499,667

Rent expense for December 31, 2006 and 2005 was $113,625 and $82,305 respectively.

Note 9:	Goodwill and other Intangible Assets

The Company has $756,874 and $232,950 in 2006 and 2005 respectively,   intangible assets are comprised of Customer lists being amortized over 7 years of $715,342 and goodwill of $41,532.  Amortization expenses at December 31, 2006 and 2005 was $83,470  and $33,567 at December 31, 2006 and 2005  respectively.

Note10:	Stockholders' Equity:

A.           Preferred Stock:

In December 2006, the shareholders of the Company authorized an increase in Preferred Stock from 20,000,000 to 200,000,000. As of December 31, 2006 there were no preferred shares issued and outstanding.

B.           Common Stock:

The authorized Common Stock of the Company consists of 2,000,000,000 shares with a par value of $0.001. As of December 31, 2006 there were 221 shareholders and 994,696 shares issued and outstanding.

In December 2006 the Company completed a one-for-one thousand reverse split of its Common stock. Subsequent to the reverse split there were 994, 696 issued and outstanding shares of Common stock.

Note11:	Related Party Transactions:

Exchange of shares between Pacel Corp. and Resourcsing Solutions Group Inc.

In April 2006, the Company exchanged all the outstanding shares of stock of Piedmont HR, Inc. World Wide Personnel of Maine, Inc and United Personnel Services, Inc. from its parent company Pacel Corp. for a note payable in the amount of the $525,000.  The effective date of the transfer was April 1, 2006 for World Wide Personnel of Maine, Inc and January 1, 2006 for Piedmont HR, Inc. and United Personnel Services, Inc. The total assets transferred were $295,203 which included $135,906 in cash and $10,000 in fixed assets which consisted of Office/Computer Equipment. Total Liabilities assumed was $205,498. The Company recorded goodwill of $507,392 in connection with the exchange.

Employment Agreements

In January 2005, the Company entered into a five year employment contract with Marcia Sartori.  Compensation will include an annual base salary of $85,000 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization).  The agreement also includes severance payments upon termination of employment.  Ms. Sartori will hold the title of Vice President of Operations.

In December 2005, the Company entered into a contract with Stratford Financial Resources, LLC to provide sales services to the Company.  Ms. Musselman is a licensed insurance agent in all states where the Company operates. Ms. Musselman, through her company, will be selling human resource services of the Company and selling insurance benefits to clients. Ms. Musselman’s company will be compensated on commission only basis for the sale of the Company’s services. During 2005 and 2006, the Company paid to Stratford Financial Resources, LLC $20,435 and $23,201 for services rendered to the Company.

Note 12:	Comprehensive Income:

At December 31, 2006 and 2005 net income and comprehensive income were the same.

Note 13:	Restricted Cash

During the first quarter of 2005, the Company entered into a lease for new office space.  The landlord required the Company to secure its tenant build out exposure with a standby letter of credit.  The Company secured this standby letter of credit with an interest bearing CD (certificate of deposit) in the amount of $100,000.  The value of the CD on December 31, 2006 was $102,612.

During December 2006, as part of obtaining workers’ compensation insurance for its clients on a shared risk process from one of its insurance carriers, the Company obtained an interest bearing CD to secure an irrevocable letter of credit.  The value of the CD on December 31, 2006 was $250,000.

Note 14:	Subsequent Events

A.  In January 2007, the Company negotiated part of our workers’ compensation coverage (the “GIC Program”) with Guarantee Insurance Company Under our arrangement with GIC, we bear the economic burden, through a captive reinsurance facility, for a ninety percent (90%) quota share for the following two layers: first one million dollar ($1,000,000) of claims per accident, and two; a maximum annual aggregate of all claims not to exceed one hundred percent (100%) of premiums. GIC bears the economic burden for all claims in excess of these two layers. The GIC Program is a fully insured policy whereby GIC has the ultimate responsibility to pay all claims incurred under the policy regardless of whether we satisfy our responsibilities.

Because the Company bears a substantial economic burden for the first layer of claims per accident and in the aggregate, such claims, which are the primary component of the Company’s workers’ compensation costs, are recorded in the period incurred. Workers compensation insurance includes ongoing healthcare and indemnity coverage whereby claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which take into account the ongoing development of claims and therefore requires a significant level of judgment. The Company estimates its workers’ compensation costs by applying an aggregate loss development rate to worksite employee payroll levels.

B. In January 2007, the Company exchanged 1,000,000 shares of Common Stock held in escrow to repay the outstanding balance of $59,815 on the 8% note originally issued in November 2004. See Note 5. The Company is currently evaluating the value of the shares exchanged.

C. In January 2007, the Company granted and issued 25,000,000 shares of Common Stock to management and the Board of Directors. 9,000,000 shares .  16,000,000 shares were issued to the independent board of directors as consideration for serving on the board in 2007. These shares were immediately vested.  These shares are restricted under Rule 144 and are Control Shares which further restricts the shares. The Company is currently evaluating the value of shares issued.

D. In January 2007, the Company sold 803,000 shares of restricted stock to various individuals. These shares are restricted under Rule 144. The Company received $80,300 for the sale of these shares. There are no options or warrants associated with these shares. The Company paid no fees in the sales of these shares.

E. In January 2007, the Company issued 1,500,000 shares of Common Stock to Lilly Marketing Group, LLC to provide the Company with consulting in business development, capital acquisition strategies and structuring investor relations and public relations.  The Company issued the stock under Regulation D Rule 504(b)(1)(iii) under the Securities Act of 1933. The Company is currently evaluating the value of this transaction.

F. In January 2007, the Company issued 5,000,000 restricted shares of its Common Stock in exchange for the $500,000 note held by the former owner of World Wide Personnel Services of Maine, Inc. and United Personnel Services, Inc. The Company is currently evaluating the value of the shares issued.

G. In January 2007 the Company sold 50,000 shares of stock and received $10,000 in net proceeds from the sale of these shares.. The Company issued the stock under Regulation D Rule 504(b)(1)(iii) under the Securities Act of 1933.

H. In March 2007, the Company sold 500,000 shares of restricted stock to two accredited investors. The Company received net proceeds of $120,000 for the sale of these shares.

I. In April 2007, the Company sold 200,000 shares of restricted stock to an accredited investor. The Company received net proceeds $200,000 for the sale of these shares.

J. In May 2007, the Company sold 100,000 shares of restricted stock to an accredited investor. The Company received net proceeds of $100,00 for the sale of these shares.

K. In January 2007, the Board of Directors authorized and designated four (4) series of Preferred Stock which have the following rights, preferences and limitations:

Series A Preferred Stock

The Series A Preferred Stock consists of 30,000,000 shares, par value $.001 per share. Each share of Series A Stock will be entitled to two hundred (200) votes on all matters for which the shareholders of the Company have the right to vote. . The Company has the right to call for redemption of all or any part of the Series A Stock

Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock consists of 40,000,000 shares, par value $.001 per share. The Series B Stock will have no voting rights. Each share of Series B Stock will be convertible, at the option of the holder, into ten (10) shares of Common Stock, without the payment of any additional consideration.

Series C Convertible Preferred Stock

The Series C Convertible Preferred Stock consists of  100,000,000 shares, par value $.001  per share. Each share of Series C Stock will be entitled to one (1) vote on all matters for which the shareholders of the Company have the right to vote. Series C Stock converts to Common Stock with a 20% discount.

Series D Convertible Preferred Stock

The Series D Convertible Preferred Stock consists of 20,000,000 shares, par value $.001 per share. The Series D Stock will have no voting rights. Series D Stock converts to Common Stock with a 20% discount.

J. In February 2007, the Company entered into a five year employment agreement with its President and Chief Executive Officer.  Compensation will include an annual base salary of $240,000 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization).  The agreement also includes severance payments upon termination of employment.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$466,125	$703,830
Accounts receivable	278,106	169,922
Accounts receivable-Unbilled	470,331	583,500
Prepaid expenses	141,485	87,170
Workers compensation insurance deposits	168,129	66,540
Restricted cash	355,033	355,032

Total current assets	1,879,209	1,965,994

Property and equipment, net of accumulated depreciation of
$204,543 and $193,593, respectively	64,664	75,614

Other assets:
Other receivables	15,054	25,720
Goodwill and intangible assets	599,898	639,837
Security deposits	3,176	3,176

Total other assets	618,128	668732

Total assets	$2,562,001	$2,710,340

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$503,122	$207,622
Payroll and payroll related liabilities	385,896	385,642
Accrued worksite employee payroll expense	456,705	564,986
Accrued expenses	43,316	43,512
Client deposits and advance payments	6,639	2,208
Short term payables	169,499	821,034

Total current liabilities	1,565,177	2,025,004

Long-term liabilities:
Notes Payable – Non Current portion	179,416	192,805

Total long term liabilities	179,416	192,805

Total liabilities	1,744,593	2,217,809

Stockholders’ equity (deficit):
Preferred stock, .001 par value, 200,000,000
shares authorized, 0 shares issued	-0-	-0-
Common stock, .001 par value, 2,000,000,000 shares
authorized, 34,850,630 and 994,920 shares
issued respectively	34,851	995
Additional paid-in capital	2,026,680	1,331,021
Retained Earnings	(1,244,123)	(839,485)

Total stockholders’ equity	817,408	492,531

Total liabilities and stockholders’ equity	$2,562,001	$2,710,340

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Unaudited)

	Three months ended
	March 31,
	2007	2006

Revenue	$1,119,364	$424,118
Cost of services	795,160	315,222
Gross profit	324,204	108,896

Operating costs and expenses:
Salary Expense	390,184	172,121
General and administrative	250,646	171,387
Sales and marketing	31,547	7,285
Depreciation and amortization	35,976	25,669
Total operating expenses	708,353	376,462

Operating Loss	(384,149)	(267,566)

Other expenses:
Interest expense	(5,577)	(4,516)
Total other expense	(5,577)	(4,516)

Net Profit (loss)	$(389,726)	$(272,082)

Net Profit (loss) per common and common equivalent share:
Basic	$(0.013)	$(136,041)
Diluted	$(0.013)	$(136,041)

Weighted average shares outstanding:
Basic	30,086,323	2
Diluted	30,086,323	2

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended
	March 31,
	2007	2006

Cash flows from operating activities:
Net profit (loss)	$(389,726)	$(272,082)
Adjustments to reconcile net Income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	35,976	25,669
Stock Issued for services	42,000	-0-
Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(108,183)	(42,860)
Accounts receivable-Unbilled	113,170	19,017
Other receivables	10,665	5,841
Insurance deposits	(101,590)	(28,536)
Prepaid expenses	(36,315)	(23,195)
Increase (decrease) in liabilities:
Accounts payable	294,899	75,721
Accrued expenses	(196)	1,365
Payroll and payroll related liabilities	254	58,402
Accrued work site employee payroll cost	(108,281)	(18,385)
Client Deposits and advance payments	4,431	-0-
Pacel Corporation - Intercompany	-0-	558,931
Net cash (used in) operating activities	(242,896)	359,888
Cash flows from investing activities:
Cash CD-Restricted	-0-	(1,336)
Cash acquired in United Personnel Acquisition	-0-	28,073
Net cash (used in) investing activities	-0-	26,737
Cash flows from financing activities:
Repayments of notes payable	(205,109)	(4,587)
Issuance of common stock	210,300	-0-

Net cash provided by financing activities	5,191	(4,587)

Net increase (decrease) in cash and cash equivalents	(237,705)	382,038

Cash and cash equivalents, beginning of period	703,830	255,356

Cash and cash equivalents, end of period	$466,125	$637,394

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended
	March 31,
	2007	2006
Supplemental disclosure of cash flow information:
Cash paid during the years for:
Interest	$5,577	$4,516
Income taxes	$-0-	$-0-

See accompanying notes to the consolidated financial statements.

THE RESOURCING SOLUTIONS GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006

Note 1:	Summary of Significant Accounting Policies

A:	Basis of Presentation

The unaudited financial statements of The Resourcing Solutions Group, inc. and Subsidiaries (collectively, the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information.  The financial information furnished herein reflects all adjustments, which in the opinion of management, are necessary for a fair presentation of the Company’s financial position, the results of operations and cash flows for the periods presented.

Certain information and footnote disclosures normally contained in financial statements prepared in accordance with generally accepted accounting principles have been omitted.

These interim statements should be read in conjunction with the audited consolidated financial statements and related notes thereto as presented in the Company’s certified financial statements for the year ended December 31, 2006.  The Company presumes that users of the interim financial information herein have read or have access to such audited financial statements and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.  The results of operations for any interim period are not necessarily indicative of the results expected or reported for the full year.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Prior to the current fiscal year, the Company generated significant losses, and  it is unable to predict profitability for the future.  These factors indicate the Company’s continuation, as a going concern is dependent upon its ability to obtain adequate financing as well as implement its sales, marketing and acquisition strategy. The Company is addressing the going concern by obtaining equity financing and to grow the Company with profitable sales both organically and through acquisitions.  Management believes successfully executing these tasks will lead to the removal of the going concern comment from our audited financials.

B:	Principles of consolidation.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant   inter-company accounts and transactions have been eliminated in consolidation.

C:	Use of Estimates.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.

These estimates form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and judgments are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. US GAAP requires estimates and judgments in several areas, including those related to impairment of goodwill and equity investments,  revenue recognition, recoverability of inventory and receivables, the useful lives of long lived assets such as property and equipment, the future realization of deferred income tax benefits and the recording of various accruals. The ultimate outcome and actual results could differ from the estimates and assumptions used.

D:	Revenue recognition.

The Company’s revenue is attributable to fees for providing employment services and commissions for the sale of insurance products. Our revenues are primarily dependent on the number of clients enrolled and the resulting number of worksite employees paid each period.

The Company’s revenue is recognized in three distinct categories, two categories are for service fees and the third is from the commissions on the sale of insurance products:

For service fee income, the Company typically enters into agreements for either;
  a fixed fee per transaction (e.g., number of payees per payroll);
  a fixed percentage of gross payroll;
When we account for revenue that is a fixed percentage of gross payroll it is accounted for in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenues Gross as a Principal Versus Net as an Agent. Our revenues are derived from our billings, which are based on:
  the payroll cost of our worksite employees; and
  a markup computed as a percentage of the payroll cost.
In determining the fixed percentage markup component of the billings, we consider our estimates of the costs directly associated with our worksite employees, including payroll taxes and workers’ compensation costs, plus an acceptable gross profit margin. We invoice the billings concurrently with each periodic payroll of our worksite employees. Revenues, which exclude the payroll cost component of billings, are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. We include billings to clients not invoiced in unbilled accounts receivable and the associated accrued worksite employee expense on the consolidated balance sheet.

When our markup is computed as a percentage of payroll cost, revenues are also affected by the payroll cost of worksite employees, which can fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

The primary direct costs associated with our revenue generating activities are:
  employment-related taxes (“payroll taxes”);
  workers’ compensation claim costs.

Payroll taxes consist of the employer’s portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost subject to maximum limitations. The federal tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.

Due to the significance of the amounts included in billings to the Company’s clients and its corresponding revenue recognition methods, the Company has provided the following reconciliation of billings to revenue for the 1st quarter ended March 31, 2007 and March 31, 2006.

	Quarter Ended	Quarter Ended
	March 31,	March 31,
	2007	2006

	Reconciliation of billings to revenue recognized:

Billings to clients	$6,679,488	$2,595,632
Less – Gross wages billed to clients	(5,560,124)	(2,171,514)
Total revenue as reported	1,119,364	424,118

Total Cost of Sales	795,160	315,222

Gross Profit	$324,204	$108,896

Revenue consists of:
Revenue from fees for service
on a fixed percentage	$986,475	$419,751
Revenue from fees for service
on a fixed cost	113,093	4,367
Revenue from insurance commissions	19,796	0
Total revenue as reported	$1,119,364	$424,118

Cost of Sales Consists of:
Employer portion of Social Security
And Medicare taxes	$342,655	$154,893
State and Federal Unemployment taxes	114,225	49,960
Workers’ Compensation Premium	324,508	106,471
Other Misc. Expense	13,772	3,898
Total Cost of Sales	$795,160	$315,222

When the Company records revenue on a fixed fee per transaction only that fee is recorded as revenue. When the Company records revenue for the sale of insurance products only the commission paid by the insurance carrier is recorded as revenue.

E:	Goodwill

The goodwill and intangible assets are subject to the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, goodwill and other intangible assets are tested for impairment on an annual basis or when indicators of impairment exist, and written down when impaired

Note 2:	Common Stock.

In January 2007, the Company exchanged 1,000,000 shares of common stock held in escrow to repay the outstanding balance of $59,815 on the 8% note originally issued in November 2004.

In January 2007, the Company issued 5,000,000 restricted shares of its common stock in exchange for the $500,000 note held by the former owner of World Wide Personnel Services of Maine, Inc. and United Personnel Services, Inc.

In January 2007, the Company issued 25,000,000 shares of common stock to management and the Board of Directors. 9,000,000 shares were issued to management as a bonus for the financial improvements of the Company from 2005 to 2006.  16,000,000 shares were issued to the board of directors as consideration for serving on the board. These shares were immediately vested.  These shares are restricted under Rule 144 and are Control Shares which further restricts the shares. Accordingly the Company has recorded $6,000.00 compensation to Board of Directors, $13,500 as bonuses for management. The Company has also recorded a prepaid expense of $18,000 for Board service for the remaining of 2007.

In January 2007, the Company issued 1,500,000 shares of common stock to Lilly Marketing Group, LLC to provide the Company with consulting in business development, capital acquisition strategies and structuring investor relations and public relations.  The Company issued the stock under Regulation D Rule 504(b)(1)(iii) under the Securities Act of 1933.. The Company has recorded an expense of $22,500.

In January 2007, the Company sold 803,000 shares of restricted stock to various individuals at a price of $0.10 per share. These shares are restricted under Rule 144. The Company received $80,300 for the sale of these shares. There are no options or warrants associated with these shares. The Company paid no fees in the sales of these shares.

In January 2007 the Company sold 50,000 shares of stock and received $10,000 in net proceeds from the sale of these shares. The shares were sold at $0.20 per share The Company issued the stock under Regulation D Rule 504(b)(1)(iii) under the Securities Act of 1933.

In March 2007, the Company sold 500,000 shares of restricted stock to two accredited investors. The Company received net proceeds of $120,000 for the sale of these shares. These shares were sold at $0.24 per share

During the first quarter 2,710 share of common stock were issued in order to eliminate fractional shares resulting from the reverse split which occurred on December 15, 2006

Note 3:	Notes Payable.

	March 31,	December 31,
	2007	2006
Short term payable consists of:

Current portion M. Sartori note	$27,127	$27,127
Note payable A. Peterson	34,092	534,092
Note Payable -	-0-	59,815
Note Payable Pacel Corp.	208,280	200,000
Total Short-term borrowings	$269,499	$821,034

Long-term Notes Payable

Non current portion –M. Sartori	$179,416	$214,339

In September 2004, the Company issued a Note Payable to the former owner of Rossar HR LLC for $272,000 for the purchase of the assets of Rossar HR, LLC. $71,337 is payable over a 5 year period at $1,622 per month. $200,663 is payable over a 10 year period at $2,228 per month. The balance at March 31, 2007 was $27,127 current portion, $179,416 non current for a total balance of $206,543.  The balance at December 31,, 2006 was $27,127 current portion, $214,339 non current for a total balance of $241,466.

In September 2006, the Company issued a Note Payable to the former owner Antoinette Peterson of Consolidated Services, Inc. for the acquisition of Consolidated Services, Inc. for $34,092. The Company paid $551 in interest on this note.

The Note is payable in one-year at an interest rate of six percent (6%). In December 2006 the Company issued a note payable for $500,000, payable in one year at an interest rate of six percent (6%) ,when it assumed a $500,000 obligation from its former parent as part of the Decedmbe 4, 2006 Pacel agreement. In January 2007 the Company ssued  5,000,000 shares of common stock in exchange for the cancellation of the note.

The Company had a note payable to its former parent of $108,280 and $200,000 at March 31, 2007 and December 31, 2006 respectively.   The Company paid $3,055 in interest on this note.

On November 30, 2004, the Company borrowed $100,000 at an interest rate of 8% , payable in one year. In May 2006, the note was modified to be repaid over a six-month period at $7,500 per month with a balloon payment for the remaining balance. As collateral for the note, The Resourcing Solutions Group, Inc. placed 1,000,000 shares in escrow. In January 2007, The balance of the note $59,815  was  exchanged for 1,000,000shares held in escrow.

Note 4:	Related Party Transactions:

Employment Agreements

In February 2007, the Company entered into a five year employment agreement with its President and Chief Executive Officer.  Compensation will include an annual base salary of $240,000 and an incentive bonus plan based on the EBITDA (earnings before interest, tax, depreciation and amortization).  The agreement also includes severance payments upon termination of employment.

Note 5:	Subsequent Events

In April 2007, the Company sold 200,000 shares of restricted stock to an accredited investor. The Company received net proceeds $200,000 for the sale of these shares.

In May 2007, the Company sold 100,000 shares of restricted stock to an accredited investor. The Company received net proceeds of $100,000 for the sale of these shares.

In June 2007 the Company acquires all the issued and outstanding shares of World Wide of Virginia, Inc. The Company issued a note for $200,000 for this acquisition. World Wide Personnel Services of Virginia, Inc. was originally formed in October 2000. The company is a fully licensed Professional Employer Organization with clients in Virginia, West Virginia and Maryland. The company currently has approximately 500 work site employees. The purchase of this company solidifies the Company’s presence in the northern Virginia and metro-DC markets.

In June 2007 the Company canceled the captive program with Guarantee Insurance Company. Guarantee Insurance Company had not fulfilled its requirement to provide re-insurance necessary to activate the program. Guarantee Insurance committed to return the Letter of Credit posted to support the program and convert the existing policies to first dollar coverage thereby removing any loss risk to the Company.

In July 2007, the Company sold 15,000 shares of restricted stock to two accredited investors. The Company received net proceeds of $15,000 for the sale of these shares.

PART III

Index to Exhibits

Exhibit Number	Description

Charter and Bylaws

3.1	Articles of Incorporation

3.2	Certificate of Amendment dated February 2, 2007

3.3	Amended and Restated Bylaws

Instruments Defining Rights of Security Holders

4.1	Specimen Stock Certificate

Material Contracts

10.1	Asset Purchase Agreement by and among Asmara, Inc. and The Resourcing Solutions Group, Inc. Dated April 25, 2003

10.2	Asset Purchase Agreement between The Resourcing Solutions Group, Inc., Marcia J. Sartori, William R. Sartori II, and Rossar, Inc. dated September 21, 2004.

10.3	Stock Purchase Agreement between The Resourcing Solutions Group, Inc. Asmara Services I, Inc. and Pacel Corp. dated December 30, 2004

10.4	Asset Purchase Agreement between Benecorp Business Services, Inc. and The Resourcing Solutions Group, Inc. dated December 31, 2004

10.5	Stock Transfer Agreement between Pacel Corp. and The Resourcing Solutions Group, Inc. dated April 15, 2006

10.6	Stock Acquisition Agreement between The Resourcing Solutions Group, Inc. and Antoinette Peterson dated August 31, 2006

10.7	Asset Purchase Agreement between Capital Resources, Inc, Eugene F. Butler, Rose D. Butler, LaDonna Holleman and The Resourcing Solutions Group, Inc. dated October 19, 2006

10.8	Stock Acquisition Agreement between The Resourcing Solutions Group, Inc., Michael Peterson, Antoinette Peterson and World Wide Personnel Services of Virginia, Inc. dated May 17, 2007

10.9	Employment Agreement dated January 1, 2007 between The Resourcing Solutions Group, Inc. and Antoinette Peterson

10.10	Employment Agreement dated January 1, 2007 between The Resourcing Solutions Group, Inc. and Michael Peterson

10.11	Employment Agreement dated January 1, 2007 between The Resourcing Solutions Group, Inc. and Gary Musselman

10.12	Employment Agreement dated January 1, 2007 between The Resourcing Solutions Group, Inc. and Marcia Sartori

10.13	Employment Agreement dated September 17, 2007 between The Resourcing Solutions Group, Inc. and Paul Halter

10.14	Non-negotiable Convertible Promissory Note from The Resourcing Solutions Group, Inc. to Antoinette Peterson dated May 17, 2007

Subsidiaries

21	Subsidiaries of The Resourcing Solutions Group, Inc.

SIGNATURES

 In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

The Resourcing Solutions Group, Inc.

Date: January 29, 2008.	/s/ GARY MUSSELMAN
Gary Musselman, President & CEO